UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXHANGE ACT OF 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the Fiscal Year Ended ________

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934. For transition period from ____ to ______

Commission File Number: _____________

LUMINA COPPER CORP.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of Incorporation or Organization)

Suite 1550 – 625 Howe Street, Vancouver, British Columbia V6C 2T6
(Address of Principal executive office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares, Without Par Value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the Company’s classes of capital or common stock as of June 3, 2003: 9,456,201 Common Shares, Without Par Value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☐   No ☐

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☒    Item 18 ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent tot he distribution of securities under a plan confirmed by court.

Yes ☐   No ☐

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to the “Company” refer to Lumina Copper Corp. and its subsidiaries. All references to "Canada" are references to The Dominion of Canada. All references to the "Government" are references to the government of Canada. Unless otherwise noted all references to "shares" or "common stock" are references to the common shares of Lumina Copper Corp.

In this document, all references to "SEC" refer to the United States Securities and Exchange Commission. The Company’s reporting currency is the Canadian dollar. References to"$", "Cdn Dollars", or “Cdn$” are to the currency of Canada and all references to "US Dollars" or "US$" are to the currency of the United States of America. Solely for the convenience of the reader, this Form 20-F contains translations of certain Cdn Dollar amounts into US Dollar amounts at specified rates.

Measurement Conversion Information

In this Form 20-F, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:

Imperial Measure	Metric Unit	Imperial Measure	Metric Unit
1 mile	= 1.609 kilometers	2,204 pounds	= 1 tonne
1 yard	= 0.9144 meter	2,000 pounds/1 short ton	= 0.907 tonnes
1 acre	= 0.405 hectare	1 troy ounce	= 31.103 grams
1 U.S. gallon	= 3.785 litres	1 imperial gallon	= 4.546 litres

GEOLOGIC TIME

The geological history of the earth is divided into Periods and sub-divided into Eras, based on ages as outlined below:

Number of Years
Name of Period	Name of Era	before Present (Millions)

Quaternary	Holocene	0 to 0.4
	Pleistocene	0.4 to 1.8
Tertiary	Pliocene	1.8 to 5.0
	Miocene	5.0 to 24
	Oligocene	24 to 38
	Eocene	38 to 56
	Paleocene	56 to 66
Mesozoic	Cretaceous	66 to 140
	Jurassic	140 to 200
	Triassic	200 to 250
Paleozoic	Permian	250 to 290
	Carboniferous	290 to 365
	Devonian	365 to 405
	Silurian	405 to 425
	Ordovician	425 to 500
	Cambrian	500 to 570
Precambrian	Precambrian	>570

GLOSSARY OF MINING TERMS

The following are abbreviations and definitions of terms commonly used in the mining industry and this Form 20-F:

“AEM conductor”	airborne electro-magnetic conductor, an area of high electrical conductivity as surveyed by geophysical instruments carried aboard an aircraft

“Amphibolite”	a type of ultramafic rock

“Anhydrite”	an anhydrous calcium sulfate mineral, altering readily to gypsum

“Anomaly”	a deviation from the typical geological pattern

“Anistropy”	the condition of having different properties in different directions, as in geologic strata that transmit sound waves with different velocities in the vertical and horizontal directions

“Argillic”	pertaining to clay or clay minerals

“Arsenopyrite”	a type of arsenic and iron sulphide mineral

“Au”	abbreviation for gold

“Auiferous float”	rock containing concentrations of gold

“Batholith”	a large intrusive mass of igneous rock

“Bleb”	a small, usually rounded inclusion of one material in another

“Biotite”	a common rock-forming mineral of the mica group

“Bornite”	an ore of copper

“Breccia”	a coarse-grained clastic rock, composed of angular broken rock fragments held together by a mineral cement or a fine-grained matrix

“Cataclastic”	pertaining to the structure produced in a rock by the action of severe mechanical stress during dynamic metamorphism; characteristic features include the bending, breaking and granulation of the minerals

“Chalcopyrite”	a mineral containing copper, iron, and sulfur and is an ore mineral of copper

“Chalcocite”	an important ore of copper

“Chlorite”	a common rock forming mineral

“Conglomerate”	a type of sedimentary rock

“Disseminated”
or “dissemination”	is a descriptive term referring to mineral grains, which are scattered evenly throughout a rock

“Covelite”	a common secondary mineral; represents an ore of copper

“Dolostone”	a term given to the sedimentary rock dolomite, in order to avoid confusion with the mineral of the same name

“EM”	electromagnetic and generally refers to a class of geophysical survey useful in concentrations of sulphides

“Epignetic”	said of a mineral deposit of origin later than that of the enclosing rocks

“Feldspar”	a group of abundant rock-forming minerals; the most widespread of any mineral group, constituting 60% of the earth’s crust

“Felsic rock”	a type of igneous or metamorphic rock made up of iron rich and silica rich minerals

“Gabbro”	a type of igneous rock

“Galena”	a mineral containing lead and sulphur and is an ore mineral of lead

“Garnet”	a type of ultramafic rock

“Gneiss”	a term applied to banded rocks formed during metamorphism

“Geological Time”	the part of the earth’s history that is recorded in the succession of rocks

“Granite”	a type of igneous rock

“Granodiorite”	A group of coarse-rained plutonic rocks intermediate in composition between quartz iorite and quartz monzonite containing quartz, oligoclase or andesine, and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components; also any member of that group; the approximate intrusive equivalent of rhyodacite

“Greenschist facies”	the alteration of rock through a particular series of temperature, pressure, and composition changes to products typical of low-grade regional metamorphism

“Gypsum”	a widely distributed sulfate mineral, frequently associated with haltite and anhydrite in evaporates, forming thick, extensive beds, esp. in rocks of Permian and Triassic age

“HL EM”	a type of EM survey using a horizontal loop

“Hornblende”	a common rock forming mineral

“Hypogene”	said of a geologic process, and of its resultant features, occurring within and

“Humus”	the generally dark, more or less stable part of the organic matter of the soil, so well decomposed that the original sources cannot be identified

“Igneous rock”	a rock formed by the crystallization of molten rock or magma

“Indicated Mineral
Resource”	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit

“IP”	a type of geophysical survey known as induced polarization

“Isoclinal fold”	a fold with parallel limbs

“Isotropic”	said of a medium whose properties are the same in all directions

“Kaolinite”	a common clay mineral of the kaolin group

“Kriging”	commonly referred to as BLUE (best, linear, unbiased estimator) kriging is a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized

“Kyanite”	a type of ultramafic rock

“Mafic”	a type of igneous rock made up of magnesium rich and iron rich minerals

“Magmatic rock”	a rock formed by the crystallization of molten rock or magma

“Magnetic survey”	a class of geophysical survey, which determines the magnetic properties of a rock

“Massive sulphide”	a rock comprised entirely of metallic minerals

“Mineral Resource”	is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction

“Measured Mineral
Resource”	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit

“Metallurgy”	the science and art of extraction of metals from their ores and preparing them for use

“Metamorphic rock”	a rock produced by series of temperature, pressure and composition changes referred to as metamorphism

“Mineralization”	the process by which minerals are introduced and concentrated within a host rock, and the product of this process

“Mylonites”	a rock type formed by intense faulting

“Net profits
interest royalty” or “NPI”	means a percentage of the dollar proceeds from the sale of minerals, after all cost relating to the production, manufacture and sale of the minerals are deducted

“Net smelter return
royalty” or “NSR”	means a percentage of the gross dollar proceeds obtained from the sale of minerals with only minor cost deductions for shipping, insurance and smelter penalties allowed

“Ore body”	a natural aggregate of one or more minerals which, at a specific time and place, may be mined and sold at a profit, or from which some part can be profitably separated

“Pelitic”	refers to the fine grain nature of sedimentary and metamorphic rocks

“Peneplain”	a low, nearly featureless gently undulating land surface of considerable area, which presumably has been produced by the processes of long-continued mass-wasting, sheetwash, and stream erosion almost to base level in the penultimate stage of a humid, fluvial geomorphic cycle; also such a surface uplifted to form a plateau and subjected to dissection

“Phenocryst”	one of the relatively large and ordinarily conspicuous crystals of the earliest generation in a porphyritic igneous rock

“Porphyry”	an igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained groundmass

“Porphyry
copper deposit”	a large body of rock, typically porphyry, that contains disseminated chalcopyrite and other sulfide minerals. Such deposits are mined in bulk on a large scale, generally in open pits, for copper and by-product molybdenum

“Proterozoic”	the more recent of two great divisions of the Precambrian period

“Pyrite”	a common iron sulphide mineral

“Pyrophyllite”	a mineral occurring in a foliated form or in compact masses in quartz veins, granites, and esp. metamorphic rocks

“Quartz”	a common rock forming mineral

“Rhyolite”	a type of volcanic rock

“Schist”	a type of metamorphic rock

“Sedimentary Rock”	rock formed from material derived from pre-existing rock through mechanical means

“Sericite”	a white, fine-grained potassium mica occurring in small flakes

“Siliceous”	said of a rock or other substance containing abundant silica, esp. as free silica rather than silicates

“Sillimanite”	a type of ultramafic rock

“Spalerite”	a mineral containing zinc and sulphur and is an ore mineral of zinc

“Stockwork”	a three-dimensional network of veinlets

“Sulphide”	a type of mineral made up of sulphur and one or more metallic elements

“Supergene”	said of a mineral deposit or enrichment formed near the surface, commonly by decending solutions, also said of those solutions and of that environment

“Total field magnetics”	the magnetic responses of the rock, as collected from a magnetic survey

“Tuff”	a type of volcanic rock

“ Turbidite”	a type of sedimentary rock

“Ultramafic”	a type of igneous rock

“VLF EM”	a type of EM survey using very low frequency

“Volcanic rock”	a type of igneous rock produced by volcanoes

“Volcanogenic massive sulphide”
or “VMS”	the accumulation of metals precipitated on the ocean floor associated with ocean-floor volcanism and which are enriched in iron and other metals

“Volcaniclastic”	a sediment containing a material of volcanic origin

“Vug”	a small cavity in a vein or in rock, usually lined with crystals of a different mineral composition from the enclosing rock

“Zeolite”	a generic term for a large group of hydrous aluminosilicates that are analogous in composition to the feldspars; long known to occur as well-formed crystals in cavities in basalt

“Zircon”	a type of mineral found in igneous rock commonly used for age dating

GLOSSARY OF NON-MINING TERMS

In this Form 20F, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms have the following meanings:

“Act”	means the Securities Exchange Act of 1934

“Acquisition”	means the acquisition by the Company from the shareholders of CRS of all of the issued and outstanding common shares and share purchase warrants of CRS in accordance with the terms in the Securities Exchange Agreement

“Advanced Stage”	means a mineral property that has substantial geological merit but is not advanced to the point where sufficient engineering and economic data exist to permit an acceptable valuation opinion

“affiliate”	has the meaning ascribed thereto in the Securities Act (British Columbia), as amended

“BC Act”	means the Company Act (British Columbia)

“Casino Property”	means the mining property of the Company located in the Yukon Territory, Canada

“Common Shares”	means the common shares in the capital of the Company as presently constituted

“CPC”	means a capital pool company as defined in the Exchange Policies

“CRS”	means CRS Copper Resources Corp., a private company incorporated pursuant to the
BC Act

“Exchange”	means the TSX Venture Exchange of Toronto, Ontario, Canada

“Exchange Policies”	means the policies of the Exchange as set forth in its Corporate Finance Manual

“Hushamu Property”	means the mining property of the Company located in British Columbia, Canada

“National Instrument 43-101”	is an instrument made under the Securities Act of British Columbia for Standards of Disclosure for Mineral Projects

“Properties”	means the Casino Property, the Hushamu Property and the Redstone Property

“Qualifying Transaction”	means a qualifying transaction as defined under Policy 2.4 of the Exchange Policies, and for the purposes of the Company means the Acquisition

“Redstone Property”	means the mining property of the Company located in the Northwest Territories

“Securities Exchange Agreement”	means that formal securities exchange agreement among the Company, CRS and its shareholders dated effective January 27, 2003, pertaining to the Acquisition

PART I

Item 1. IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

The names, business addresses and functions of the Company’s Directors and senior management are as follows:

ANTHONY FLOYD
1550 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

Mr. Floyd has been a Director and President of the Company since May 23, 2003. Mr. Floyd is a geologist.

ROBERT PIROOZ
1550 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

Mr. Pirooz has been a Vice President, the Secretary and a Director of the Company since May 23, 2003. Mr. Pirooz is a lawyer.

ROSS BEATY
1550 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

Mr. Beaty has been a Director of the Company since May 23, 2003. Mr. Beaty is a geologist.

AZIZ SHARIFF
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

Mr. Shariff has been a Director of the Company since March 8, 2000. Mr. Shariff is a chartered accountant, independent investor and institutional fundraiser.

ALY ALIBHAI
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

Mr. Alibhai has been a Director of the Company since April 18, 2000. Mr. Alibhai is an investment analyst.

B. Auditors

The auditors for the Company are Grant Thornton LLP, Chartered Accountants, of Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N3.

C. Legal Advisors

The legal advisors for the Company are Maitland & Company, Barristers & Solicitors, Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

N/A

Item 3. KEY INFORMATION

A. Selected Financial Data

Currency Exchange Rate Information:

The rate of exchange means that noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs proposed by the Federal Reserve Bank of New York. The average rate means the average of the exchange rates on the last date of each month during a year.

	2002	2001	2000	1999	1998

High	$1.6003	$1.6034	$1.5583	$1.5475	$1.5770
Low	$1.5593	$1.4935	$1.4318	$1.4420	$1.4100
Average for Period	$1.5597	$1.5494	$1.4854	$1.4857	$1.4894
End of Period	$1.5593	$1.5928	$1.4995	$1.4433	$1.5375

The exchange rate on May 28, 2003 was 1.342.

The high and low exchange rates for the most recent six months are as follows:

	November	December	January	February	March	April
	2002	2002	2003	2003	2003	2003

High	1.5748	1.5620	1.5442	1.5161	1.4801	1.4783

Low	1.5680	1.5442	1.5092	1.5371	1.4714	1.4565

Financial Information

On May 23, 2003 the Company acquired (the “Acquisition”) all of the issued and outstanding common shares and share purchase warrants of CRS which Acquisition was treated as a reserve acquisition. As a result of the Acquisition CRS became a wholly owned subsidiary of the Company. Reference is made to Item 4 – Information on the Company for particulars of the Acquisition. As the Acquisition closed after the 2002 financial year ends of both the Company and CRS summary financial information is set out below for both companies.

The Company

The following table sets forth for the periods indicated selected financial and operating data for the Company. This selected financial data is derived from the Company’s Audited Financial Statements and Notes thereto as at December 31, 2002, 2001 and 2000. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

		Year Ended
		December 31
	2002	2001	2000(1)

Amounts in Accordance with Canadian GAAP:
Income	$11,300	$21,364	$14,002
Total Assets	$568,390	$612,881	$646,934
Net working capital	$560,303	$604,881	$639,934
Share capital	$660,821	$650,771	$650,771
Shareholders’ equity	$560,303	$604,881	$641,934
Loss	($54,628)	($37,053)	($8,837)
Loss per share	($0.01)	($0.01)	($0.01)
Weighted average number of common shares	7,675,252	7,620,000	6,502,928

Amounts in Accordance with U.S. GAAP:
Income	$11,300	$21,364	$14,042
Total assets	$568,390	$612,881	$646,934
Net working capital	$560,303	$604,881	$639,934
Share capital	$660,821	$650,771	$650,771
Shareholders’ equity	$560,303	$604,881	$641,934
Loss	($54,628)	($37,053)	($8,837)
SFAS 123 Compensation Expense	---	--	$91,440
Loss per share Basic and diluted	($0.01)	($0.01)	($0.01)
Weighted average number of common shares outstanding	7,675,252	7,620,000	6,502,928

(1)    From inception on March 3, 2000.

CRS

The following table sets forth, for the periods indicated, selected financial and operating data for CRS, which was incorporated on October 3, 2001. CRS did not start operations until 2002. This selected financial data is derived from CRS’s Consolidated Audited Financial Statements and Notes thereto as at December 31, 2002. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of CRS. CRS has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future.

	Year Ended

	December 31
	2002	2001(2)

Amounts in Accordance with Canadian GAAP:
Total Assets	$3,960,836	-
Net working capital	$2,423,200	($733)
Share capital	$3,045402	$1
Shareholders’ equity	$3,013,634	($733)
Loss	($31,034)	($734)
Loss per share	($0.03)	($734)
Weighted average number of common shares	947,700	1

Amounts in Accordance with U.S. GAAP:
Total assets	$2,342,183	-
Net working capital	$1,823,200	-
Share capital	$2,445,402	$1
Shareholders’ equity	$1,394,981	($733)
Loss	($1,049,687)	($734)
Loss per share	($1.15)	($734)
Weighted average number of common shares outstanding	914,823	1

(2) From inception on October 3, 2001.

B. Capitalization and Indebtedness

As of June 3, 2003, the Company had 9,456,201 common shares outstanding with a capitalization of $3,405,705.

The Company does not currently have any debt obligations or indebtedness in the form of guaranteed or unguaranteed, secured or unsecured, and/or indirect contingent indebtedness, other than the obligation of CRS, the Company’s wholly owned subsidiary, pursuant to a debenture dated September 24, 2002 that was issued by CRS to Redstone Resources Inc. (“Redstone”) as security for CRS’s obligations under the Redstone Property agreement between CRS and Redstone. The debenture is in the principal amount of US$400,000, bearing interest at 0% if property payments are made on time, and 15% if a payment is late.

C. Reasons for Offer N/A

D. Risk Factors

The following risks relate specifically to the Company's business and should be considered carefully. The Company's business, financial condition and results of operations could be materially and adversely affected by any of the following risks.

(1)	The Company's limited operating history makes it difficult to evaluate the Company’s current business and forecast future results.

The Company has only a limited operating history on which to base an evaluation of the Company's current business and prospects, each of which should be considered in light of the risks, expenses and problems frequently encountered in the early stages of development of all companies. This limited operating history leads the Company to believe that period-to-period comparisons of its operating results may not be meaningful and that the results for any particular period should not be relied upon as an indication of future performance.

(2)	The Company’s lack of cash flow and additional funding requirements

The Company has no significant source of operating cash flow. The Company has limited financial resources. The Company’s ability to achieve and maintain profitability and positive cash flow is dependent upon the Company’s:

  ability to locate a profitable mineral property;
  ability to generate revenues; and
  ability to reduce exploration and development costs.

Based upon current plans, the Company expects to incur operating losses in future periods. This will happen because there are continuing expenses associated with the holding and exploration of the Company’s Properties. The Company cannot guarantee that it will be successful in generating revenues in the future. Failure to generate revenues could cause the Company to go out of business.

Additional funds raised by the Company through the issuance of equity or convertible debt securities will cause the Company’s current stockholders to experience dilution. Such securities may grant rights, preferences or privileges senior to those of the Company’s common stockholders.

The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants, which would restrict the Company’s operations. The Company does not plan on entering into any debt obligations in the next twelve months.

(3) Regulatory Requirements

Even if the Company’s Properties are proven to host economic reserves of copper or other precious or non-precious metals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

(4) No history of Generating Revenues

The Company has no history of pre-tax profit. The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. The Company cannot guarantee that it will be successful in generating revenues or raise capital in the future. Failure to generate revenues or raise capital could cause the Company to cease operations.

(5) History of Operating Losses

The Company sustained operating losses for each of the fiscal years ended December 31, 2002, 2001 and 2000 of $54,628, $37,053 and $8,837 respectively. CRS has sustained operating losses for its only full year of operation being fiscal 2002 of $31,034. A loss of $734 was sustained for the period ended December 31, 2001.

(6) Jurisdiction – Difficulty of Enforcement

The Company is a Canadian corporation. All of its directors and officers are residents of Canada and a significant part of its assets are, or will be, located outside of the United States. As a result, it may be difficult for shareholders resident in the United States to effect service within the United States upon the Company, directors, officers or experts who are not residents of the United States, or to realize in the United States judgments of courts of the United States predicated upon civil liability of any of the Company, directors or officers under the United States federal securities laws. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its directors and officers. Subject to necessary registration as an extra provincial company, under applicable provincial corporate statutes in the case of a corporate shareholder, Canadian courts do not restrict the ability of non-resident persons to sue in their courts. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or directors.

(7) Reliance on Estimates of Proven and Probable Reserves

There are numerous uncertainties inherent in estimating quantities of proven and probable reserves and in projecting future rates of production, including many factors beyond the control of the Company. The reserve data, if any, included in this Form 20F represent only estimates and actual results may vary from such estimates. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level recovery will be realized. The grade of ore mined may differ from that indicated by drilling results, which variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

(8) Competition

The mineral exploitation industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. In addition, there is no assurance that even if commercial quantities of minerals are discovered, a ready market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any minerals discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its invested capital.

(9) Mineral Exploration

The following risk factors relate to the mining industry generally:

Properties are in the Exploration Stage

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without known bodies of commercial mineralization. Development of one or more of the Company’s Properties depends on satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration will result in any discoveries of commercial bodies of mineralization. If the Company’s efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

Substantial Expenditures Required to Establish Ore Reserves

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities or grades to justify commercial operation or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

Insurance

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to all the hazards and risks normally incidental to exploration, development and production of diamond, precious and non-precious metals, any of which could result in work stoppages, damage to property, and possible environmental damage. Hazards such as unusual or unexpected formations and other conditions such as formation pressures, fires, power outages, labour disruptions, flooding, explorations, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are involved in mineral exploration, development and operation. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of the Company. The Company does not presently have insurance covering any of its Properties and does not presently intend to obtain liability insurance. As a result of not having insurance, the Company could incur significant costs that could have a materially adverse effect upon its financial condition and even cause the Company to cease operations.

To date, the Company has not experienced any material losses due to hazards arising from its operations.

Competition

The mining industry is intensely competitive and the Company competes with other companies which have far greater resources, financial and otherwise.

(10) Permits or Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

(11) Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and cause insolvency and/or a decline in the value of the securities of the Company.

(12) No Assurance of Title to Assets

Although the Company has sought and received such representations as it has been able to achieve from vendors in connection with the acquisition of or options to acquire an interest in its Properties and has conducted its own investigation of legal title to each such property, the Properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. The Company is satisfied, however, that evidence of title to each of its Properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on that property.

(13) Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and therefore the economic viability of any of the Company’s exploration projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income. It is a key part of the Company’s strategy to acquire and hold non-economic properties containing ore and await higher mineral prices to render those properties of higher value. In the event higher mineral prices do not occur the Company’s economic prospects will significantly suffer.

(14) Environmental Regulation

All phases of the Company’s operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Legislation and regulations implemented by the Ministry of Energy and Mines directly affect the mining industry in the Province of British Columbia, where the Company’s Hushamu Property is located. Legislation and regulations implemented by the Department of Resources, Wildlife and Economic Development directly affects the mining industry in the Northwest Territories, where the Company’s Redstone Property is located. Legislation and regulations implemented by the Department of Energy, Mines and Resources affects the mining industry in the Yukon where the Company’s Casino Property is located. See “Item 4(B) – Business Overview.”

Although compliance with such laws is not presently a significant factor in the Company’s operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. The Company intends to fully comply with all environmental regulations.

(15) Uncertainty in the Calculation of Mineral Reserves, Resources and Copper Recovery

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades dedicated to possible future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Properties. In addition, there can be no assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in a larger scale rests under on-site conditions or during production.

(16) Foreign Operations

Currently all of the Company’s Properties are located in Canada. The Company may, in the future, acquire properties in other foreign countries which may expose the Company to various levels of political, economic and other risks and uncertainties. These risks and uncertainties could include, but are not limited to, terrorism, hostage taking, military repression, expropriation, extreme fluctuations in currency exchange rates, high rates of inflation and labour unrest.

(17) Currency Fluctuations

The operations of the Company are currently in Canada. In the event the Company acquires properties in other foreign countries, it will be subject to currency fluctuations. Such fluctuations may materially affect the financial position and results of the Company. There can be no assurance that any steps taken by the Company to address foreign currency fluctuations would eliminate all adverse effects and, accordingly, the Company could suffer losses due to possible adverse currency fluctuations.

(18) Fluctuating Price

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of copper and other precious and non-precious metals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, consumption patterns, speculative activities and increased production due to new mine developments and improved mining and production methods. The effect of these factors on the price of copper, base and precious metals and therefore the economic viability of any of the Company’s projects, cannot be accurately predicted.

(19) The Company’s future performance is dependent on key personnel.

The Company’s performance is substantially dependent on the performance and continued efforts of the Company’s executives and its Board of Directors. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company business, results of operations and financial condition. The Company currently does not carry any key person insurance on any of the board of directors.

(20) No dividends declared or any likely to be declared in the future

The Company has not declared any dividends since its inception in 2000, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests in the discretion of the Company's Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and financial condition, as well as other relevant factors.

(21) The possible issuance of additional shares may impact the value of the Company stock

The Company is authorized to issue up to 100,000,000 shares of common stock without par value. It is the Company's intention to issue more shares. Sales of substantial amounts of common stock (including shares issuable upon the exercise of stock options, the conversion of notes and the exercise of warrants), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the common stock and the ability of the Company to raise equity capital in the future.

(22) Forward Looking Statements

This Form 20-F includes "forward-looking statements" A shareholder or prospective shareholder should bear this in mind when assessing the Company's business. All statements, other than statements of historical facts, included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectation will prove to have been correct. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

(23) Conflicts of Interest of certain directors and officers of the Company

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunities and requiring disclosure by directors of conflicts of interest, and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts are required to be disclosed by such directors or officers in accordance with the BC Act and the directors of the Company are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Generally, the BC Act requires a director with a direct or indirect interest in a contract or transaction to "disclose the nature and extent of the director's interest at a meeting of the directors." A director who has an interest in such a transaction is accountable to the Company for which the director serves for any profit the director receives as a result of the transaction unless the director has previously disclosed the interest in accordance with the BC Act, the board of directors subsequently approves the transaction or contract, and the interested director does not vote on the approval, or "the contract or transaction was reasonable and fair to the Company at the time it was entered into, and after full disclosure of the nature and extent of the director's interest, it is approved by special resolution."

Certain of the Company's directors are also directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. Such a conflict poses the risk that the Company may enter into a transaction on terms which place the Company in a worse position than if no conflict existed. The directors are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they may have in any project or opportunity of the Company. However, each director has similar obligations to other companies for which such director serves as an officer or director. Other than as described below, the Company does not have a specific internal policy governing conflicts of interest. As of the date hereof, except as set out below, no material conflicts of interest have arisen. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the board of directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Anthony Floyd, president of the Company, is also the president, a principal and a director of Inca Pacific Resources Inc. (“Inca”). Inca is a junior mining company engaged in the exploration of copper in Peru. As a condition of employment with the Company, Mr. Floyd required that the possible competing interests of the Company and Inca be resolved as between them in order to address inevitable conflicts or perceived conflicts. The Company and Inca agreed Inca shall be given the first right to acquire all grassroots copper exploration opportunities in the country of Peru which the Company or its executives become aware of. As the Company is not currently planning to undertake exploration of grassroots copper properties, this may be of no impact to the Company's business practices. Inca has agreed that the Company shall be given first right to acquire advanced stage copper properties with defined Resources of which Inca or its executives become aware in the country of Peru. Inca and the Company have agreed to review and renew this commitment annually.

(24) Control of the Company by Management

Management of the Company own collectively as of June 3, 2003, 4,825,001 common shares being 51.02% of the Company's issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions.

(25) The value and transferability of the Company shares may be adversely impacted by the limited trading market for the Company’s common stock, the penny stock rules and futures share issuance. There is a limited market for the Company’s common stock in the US.

No assurance can be given that a market for the Company’s common stock will be quoted on an exchange in the U.S. or on the NASD's Over the Counter Bulletin Board.

The sale or transfer of the Company common stock by shareholders in the United States may be subject to the so-called "penny stock rules."

Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

(a)	such sale or purchase is exempt from Rule 15g-9;

(b)
prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

(c)	the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

The SEC adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of the Company’s common stock, assuming a market were to develop in the US therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the common stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company’s common stock and the ability of shareholders to sell their securities in the secondary market in the US.

Moreover, the Company shares may only be sold or transferred by the Company shareholders in those jurisdictions in the US in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company

The Company was incorporated by registration of its Memorandum and Articles under the BC Act on March 3, 2000 under the name “First Trimark Ventures Inc.”. On May 23, 2003 the Company changed its name to Lumina Copper Corp. The head office of the Company is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s telephone number is (604) 687-0407. The registered office of the Company is located at Suite 700, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6. The Company’s common stock has been listed for trading on the Exchange for 3 years. See “Item 9(A) – Listing Details and Markets”.

The Company was a CPC established pursuant to Exchange Policies. The principal business of the Company was to identify and evaluate business opportunities for the acquisition of an interest in assets or business, and once identified and evaluated, to negotiate an acquisition or participation, subject to receipt of shareholder and Exchange approval in accordance with Exchange Policies.

As a CPC, the Company was required to complete a Qualifying Transaction, which is defined in Exchange Policies as a transaction whereby a CPC acquires Significant Assets, other than by cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means. “Significant Assets" are defined in the Exchange Policies as one or more assets or businesses which, when purchased, optioned or otherwise acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under Exchange Policies.

Until completion of its Qualifying Transaction, the Company did not carry on any business other than the identification and evaluation of assets or businesses in connection with a possible Qualifying Transaction.

Effective November 22, 2002, the Company and CRS, which was incorporated on October 3, 2001 under the BC Act, entered into a letter agreement with respect to a proposed acquisition whereby the Company agreed to the terms of the Acquisition. On January 27, 2003 the Company and CRS entered into the Securities Exchange Agreement which superseded and replaced the letter agreement.

The Acquisition constituted the Company's Qualifying Transaction, which was approved by the Exchange on May 23, 2003. Following completion of the Qualifying Transaction on May 23, 2003, the Company became involved in the mining industry which is carried on through its wholly-owned subsidiary, CRS.

Effect of the Acquisition

Effective May 23, 2003, the Company consolidated its share capital on a ten old shares for one new share basis and immediately thereafter closed the Acquisition being the acquisition of all of the issued and outstanding common shares and share purchase warrants of CRS being 8,187,500 common shares and 5,657,500 share purchase warrants. In exchange therefore, the Company issued to the shareholders of CRS an aggregate of 8,187,501 Common Shares and 5,657,500 share purchase warrants in its capital stock, at which time CRS became a wholly-owned subsidiary of the Company. The Company changed its name to “Lumina Copper Corp.” effective May 23, 2003.

B. Business Overview

As noted under Item 4A above, prior to the Acquisition the Company was a CPC established under Exchange Policies and its sole business at that time was to identify and evaluate business opportunities for the acquisition of an interest in assets or businesses, and once identified and evaluated, to negotiate an acquisition or participation in the same, which the Company did by concluding the Acquisition.

The present business of the Company is the acquisition of advanced stage copper exploration properties. The Company, through its wholly-owned subsidiary CRS, currently beneficially owns or has the right to acquire, directly or indirectly, all of the rights, title and interest in three advanced stage copper properties located in the Yukon, Northwest Territories, and British Columbia, Canada. The Company’s primary objective is to explore and develop its existing Properties. Its secondary objective is to locate, evaluate and acquire other mineral properties and to finance their exploration and development either through equity financing, by way of joint venture, option agreements or through a combination of both. CRS commenced operations in 2002.

CRS became a wholly-owned subsidiary of the Company on May 23, 2003 and has one subsidiary, being Moraga Resources Corp., a private British Columbia company incorporated on September 29, 1986. The following is a summary of the property transactions entered into by CRS prior to the closing of the Acquisition. After closing of the Acquisition, the Company assumed CRS’s obligations to make any payments and/or share issuances that have not yet been made pursuant to these agreements.

In July 2002 CRS was granted an option from Great Basin Gold Ltd. of Vancouver British Columbia Canada to purchase a 100% interest in 161 mineral claims known as the Casino Property in west-central Yukon, Canada. The option may be exercised by CRS at any time until July 15, 2007 upon payment of an aggregate of C$1,000,000 to Great Basin Gold Ltd. in the form of cash or shares of CRS, provided such shares are listed on the Exchange or another recognized exchange or trading or quotation system, or shares of a public company in the event that the rights under the agreement are assigned thereto.

In August 2002 CRS acquired from Itech Capital Corp, of Vancouver British Columbia Canada, 100% of the issued and outstanding shares of Moraga Resources Corp., which in turn owns the mineral property known as the Hushamu Property comprising approximately 15,000 hectares located on northern Vancouver Island, British Columbia, Canada. The purchase price of the shares of Moraga Resources Corp. was C$110,000 (paid). In addition, CRS agreed to pay the sum of C$1,000,000 sixty days after a decision is made to proceed with commercial development of the Hushamu Property. The Hushamu Property is subject to a Net profits interest royalty in the amount of 10% in favour of BHP Billiton Diamonds Inc. The Hushamu Property consists of 144 mineral claims within the Nanaimo Mining Division.

In September 2002 CRS acquired a 100% interest from Redstone Resources Inc. (“Redstone”) in five (5) mining leases known as the Redstone Property comprising 5,661.75 hectares located in the Nahanni Mining District, Northwest Territories, Canada. In consideration therefore, CRS agreed to pay US$500,000, US$200,000 of which has been paid and US$300,000 of which is due on or before March 24, 2004. The Redstone Property is subject to certain NSR royalties. As security for the installment payments, CRS granted in favour of Redstone a debenture for the principal sum of US$400,000, which debenture charges all of the Redstone Property.

In October 2002 CRS obtained from Corriente Resources Ltd. of Vancouver British Columbia, Canada the right to acquire all of the issued and outstanding shares in the capital of Corriente Argentina Inc. for the following consideration:

a) US$25,000 (which sum has been paid);
b) US$25,000 and 100,000 shares of CRS on October 7, 2003;
c) 100,000 shares of CRS on October 7, 2004;
d) 100,000 shares of CRS on October 7, 2005;
e) US$100,000 on October 7, 2006; and
f) US$1,000,000 on October 7, 2007.

Corriente Argentina Inc. is the owner of all of the issued and outstanding shares in the capital of Corriente Argentina S.A. which in turn is the owner of the Taca Taca Lower Property located in Salta Province, Northwestern Argentina. CRS is currently undertaking its due diligence on the Taca Taca Lower Property as well as Corriente Argentina Inc. and Corriente Argentina S.A.

Reference is made to Subheading D – “Property, Plant and Equipment” for details regarding the Company’s Properties.

The Company is in the exploration stage on its Properties and therefore has no regular cash flow. The Company is, therefore, dependent on generating income from mining operations or raising funds by the issuance of shares in order to finance further acquisitions, undertake exploration and development of its mineral properties and meet general and administrative expenses in the medium and long-term. There can be no assurance that the Company will be successful in raising the required financing. See “Item 3(C) – Risk Factors.”

Environmental Regulation

All phases of the Company’s operations are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Environmental regulation is under the joint jurisdiction of the federal government and the provincial governments.

Although compliance with such laws is not presently a significant factor in the Company’s operations, there is no assurance that compliance with future changes in environmental regulation, if any, will not adversely affect the Company’s operations. See “Item 3(D) – Risk Factors.”

During exploration, the Company will be primarily governed by provincial and territorial environmental regulations.

Work which involves mechanized activities such as drilling, trenching, heavy mineral studies, airborne geophysical surveys, extensive use of off road vehicles, establishment of a camp or other activities capable of causing ground disturbance, water quality impairments or disruption to wildlife or wildlife habitat, cannot commence until the plan has been approved by the applicable provincial or territorial government.

Before beginning active mining operations the Company will be subject to an environmental assessment process in order to meet federal, provincial and territorial government regulations.

The Company believes that compliance with the federal, provincial and territorial environmental regulations will have some impact on its operations, which amount cannot be estimated at this time, but the Company does not anticipate any difficulty in obtaining approval from federal, provincial or territorial authorities to commence mining operations if and when warranted.

Federal Environmental Regulation

Under the Canadian Constitution Act of 1983, the federal and provincial governments have discrete areas of jurisdiction. For the most part, responsibility for the environment is a matter which falls under provincial jurisdiction. As a result, federal legislation and regulations do not materially affect the Company’s current operations.

The Canadian federal government does have an environmental assessment process in place embodied in the Canadian Environmental Assessment Act (the “CEAA”).

The Company does not expect to be subject to CEAA while in the exploration phase. Should the Company ever enter the development stage of any of its Properties it will be subject to CEAA during the development phase.

Provincial and Territorial Environmental Regulations

Some provincial and territorial environmental regulations do apply to the Company’s Properties.

British Columbia

Before beginning active mining operations on the Company’s Redstone Property, the Company will be required was required to comply with the Province of British Columbia’s Environmental Assessment Act of 2002 and Environmental Assessment Regulations. Provincial Laws require that the Company file an environmental impact statement predicting and evaluating the impact that active mining would have on the environment before mining may commence. The statement is then submitted to an environmental assessment board appointed by the Minister of Energy & Mines for approval. Once approval is obtained, active mining may commence.

Once active mining has commenced, the Company is under a continuing obligation to disclose any environmental impact it becomes aware of which represents a departure from the impact predicted in the statement previously submitted to the Minister of Energy & Mines.

There are a number of other provincial acts and regulations set forth below (together with the EAA, EAR and WMDA herein referred to as the “Provincial Laws”) which the Company would be expected to comply with in some way, but these are not expected to materially affect the Company’s operations. These acts and regulations include:

i.	Minerals Tenure Act and Regulations
ii.	Mining Right of Way Act

Pursuant to the requirements of provincial laws, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Yukon

The Oil & Gas and Mineral Resources Division of the Department of Energy, Mines and Resources of Yukon is responsible for the de elopement and management of Yukon minerals. Mineral, land, forest and water resources are administered in the Yukon by the territorial government.

The following mirrored legislation and regulations guide mineral activities in the Yukon:

i.	Placer Mining Act
ii.	Quartz Mining Act
iii.	Territorial Lands (Yukon) Act
iv.	Waters Act and Regulations
v.	Environmental Assessment Act

The aforementioned laws have been mirrored from existing federal and resource laws as of April 1, 2003. These law will remain in effect until Yukon develops and implements its own legislation.

The Company does not expect to be subject to the aforementioned laws while it is in the exploration phase. Should the Company ever enter the development stage of any of its Properties it will be subject to a number of the aforementioned laws.

Northwest Territories

The Department of Indian Affairs and Northern Development is currently responsible for the administration of mineral resources in the Northwest Territories, under the Canadian Mining Regulations and the Territorial Lands Act. Responsibility for environmental protection is shifting from the Canadian Environmental Assessment Act to the recently enacted Mackenzie Valley Resource Management Act.

The Company does not expect to be subject to the aforementioned laws while it is in the exploration phase. Should the Company ever enter the development stage of any of its Properties it will be subject to a number of the aforementioned laws.

The Company believes that compliance with the provincial and territorial environmental regulations will have some impact on its operations once it start actual mining activities, which amount cannot be estimated at this time, but the Company does not anticipate any difficulty in obtaining approval from provincial or territorial authorities to commence mining operations if and when warranted.

C. Organizational Structure

The following diagram shows the Company and its subsidiaries, the laws under which they were incorporated and the dates on which they came into existence:

D. Property, Plant and Equipment

The Company has executive offices at 1550 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6 that consists of 1648 square feet. The Company co-leases its offices for a term of 5 years commencing on April 1, 2003 at a cost of $1,569 per month.

The present business of the Company is the acquisition of advanced stage copper properties. The Company, thorough, CRS, its wholly owned subsidiary currently beneficially owns or has the right to acquire, directly or indirectly all of the rights, title and interest in three advanced stage copper properties. The Company’s subsidiary, CRS, commenced operations in 2002 and during this period has acquired or optioned, directly or indirectly all of the right, title and interest in three (3) advanced stage copper properties, which constitute the Properties of the Company.

Casino Property, Yukon Territory

Pursuant to an agreement dated July 15, 2002 between CRS and Great Basin Gold Ltd. (“Great Basin”), CRS acquired an option to purchase a 100% interest in 161 mineral claims in west-central Yukon, Canada defined herein as the Casino Property. The option may be exercised by CRS at any time until July 15, 2007 upon payment of an aggregate of $1,000,000 to Great Basin in the form of cash or shares of CRS, provided such shares are listed on the Exchange or another recognized exchange or trading or quotation system, or shares of a public company in the event that the rights under the agreement with Great Basin are assigned thereto. For this purpose, the shares of CRS will be valued based on the 20 consecutive trading-day weighted average trading price of such shares for the 20 day period ending four days prior to the delivery of the notice of exercise of the option by CRS to Great Basin.

To maintain the option in good standing CRS has agreed, on the day its shares are listed on a stock exchange, to issue to Great Basin 100,000 shares and 100,000 warrants (each warrant entitling Great Basin to purchase one additional share of CRS for a period of two years, at an exercise price which reflects the maximum discount from the prevailing market price permitted by the policies of the Exchange). In the event the shares of CRS had not been listed on an exchange on or before December 31, 2002, CRS had the option to pay $50,000 to keep the Option in good standing in lieu of the issuance of the 100,000 shares, which payment was made by CRS on December 18, 2002. In the event the shares of CRS have not been listed on an exchange, on or before December 31, 2003, CRS must pay $50,000 on or before December 31, 2003 to keep the Option in good standing. In addition to the warrants noted above, CRS must issue a further warrant to permit Great Basin to buy 100,000 shares of CRS for a period of two years at a price being the maximum discount permitted by the Exchange to the closing price of CRS’ shares on the Exchange on each of the next two year anniversary dates following the Completion of the Qualifying Transaction up to a maximum total of warrants to purchase 300,000 shares of CRS.

In the event the option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin the additional sum of $1,000,000. Certain portions of the Casino Property are subject to a royalty agreement in favour of Archer, Cathro & Associates (1982) Ltd (“Archer Cathro”) and a claim purchase agreement with Wildrose Resources Ltd (“Wildrose”). The royalties and encumbrances are as follows:

  A 5% “Net Profits Royalty” (“NPR”) in favour of Archer Cathro on 83 of the minerals claims (the “Casino A Claims”) which royalty expires on March 25, 2005 as to 35 claims, March 25, 2006 as to 30 claims, March 25, 2007 as to 11 claims and March 25, 2009 as to 7 claims;

  A 5% NPR in favour of Archer Cathro on 55 of the mineral claims (the “Casino B Claims”) which royalty expires on March 25, 2005 as to 14 claims, March 25, 2006 as to 17 claims and March 25, 2007 as to 24 claims. In addition the Casino B Claims are subject to an agreement between Great Basin and Wildrose whereby Wildrose has agreed to pay the annual filing fees and assessment payments being a total of $13,800 in annual assessment fees and $690.00 in recording fees on the Casino A and B claims in order to maintain them in good standing. In return Wildrose has the right to acquire the Casino B Claims for $1 each subject to Great Basin reserving a 10% NPR in the Casino B claims; and

  A 5% NPR in favour of Archer Cathro on 23 of the mineral claims which royalty expires on March 25, 2003.

As a result of the closing of the Acquisition the Company assumed all of the payment, share and warrant issuance obligations of CRS as they relate to the Casino Property.

Property Information

The following is a description of the Casino Property. This description is taken from a report on the Casino Property dated January 2003 prepared by C.M. Rebagliati P. Eng. of Rebagliati Geological Consulting Ltd. of Vancouver, BC, Canada, and Ross Banner P.Eng. of RH Banner Ltd. of North Vancouver, BC. Canada.

Property Description and Location

The Casino Property which comprises 161 mineral claims is located at latitude 62° 44'N and longitude 138° 50'W (NTS map sheet 115J/10), in west central Yukon, in the north-westerly trending Dawson Range mountains, 300 km northwest of Whitehorse. The Dawson Range forms a series of well-rounded ridges and hills that reach a maximum elevation of 1675 m above mean sea level (“ASL”). The ridges rise above the Yukon Plateau, a peneplain at approximately 1200 m ASL, which is deeply incised by the mature drainage of the Yukon River watershed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

From late spring through early fall, surface access to the property is possible utilizing a river barge from Minto, coupled with a 19 km road from the Yukon River to the camp. During the numerous exploration field seasons, numerous barge/truck trips were made between early June and late September to transport diamond drills, vehicles, equipment, drill mud, propane and construction materials. Each trip took approximately three days, including loading and unloading.

Year around access to the property is by charter aircraft from Whitehorse, the territorial capital, to the well-developed airstrip at site. The site airstrip is of sufficient surfacing, width and length that fully loaded DC-3 aircraft can easily land and takeoff. During the numerous exploration programs air service was the main mode of transportation for personnel, fresh food, mail, emergency parts and project supplies.

Two alternative road routes provide “all ground” access. The shorter route extends 194 km northwest from Carmacks comprising: 82 km along the Yukon government’s Mt. Freegold Road (two-wheel drive during the summer and fall); 40 km along the Casino Trail (four-wheel drive); and 72 km along a bulldozer trail. This route could be upgraded to provide year-round access. In preparation for upgrading this route to serve mineral development the territory government has flown aerial photography along the route and conducted wildlife studies of the local caribou herd.

The other, longer route, which is less well developed, but has had some winter use, extends 224 km north from Burwash Landing (Km 1762) on the Alaska Highway. This route offers gentler grades than the proposed extension of the Casino Trail and is the route preferred by Yukon truckers.

If a haulage road is built from the property to Carmacks, the total distance to the year-round seaport at Skagway, Alaska would be 544 km. The highway from Carmacks to Skagway is paved and has handled up to twenty, 45 tonne truck loads of freight and concentrate per day, to and from the defunct lead-zinc mine at Faro. Travel distance from Skagway to Faro is approximately the same as from Skagway to Casino.

Whitehorse is a full service center that can provide the site with personnel, consumable supplies, food products and mail service. However, due to its remote location and long distance from major utilities the site must be self sufficient in providing water, sewer and electric power. Year around water sources are available from permafrost free wells and electric power must be provided from diesel generation.

Climate

The climate is continental and cold, with a mean annual temperature of –7o C and an average precipitation of 330 mm. Extreme maximum and minimum temperatures were recorded as 27.3o C in August and –55.0o C in January. The majority of precipitation occurs in the period April to December, with the maximum in July and the minimum in December. Generally, precipitation is exclusively snow from October through April, and mixed snow and rain in September. The snow pack tends to diminish commencing in May and is gone by the end of June.

Local Resources and Infrastructure

Most services and consumable supplies required for mineral exploration and mine development/operation are available in Whitehorse. Bulk supplies and major equipment can be sourced in Vancouver, British Columbia, Canada or Seattle for boat/barge transport to Skagway then furtherance by truck to site.

The closest electrical transmission lines to the property pass through Carmacks en route to Faro. Due to the long distance and consequently large capital cost of powerline construction from Carmacks to Casino, it is highly likely that any development of the Casino Property would utilize diesel driven equipment and on-site diesel powered electrical generation.

Water for process and potable needs is abundant on site from Casino or Dip Creeks or well sources. Hydrogeological investigations have determined that the water table overlying the deposit is close to surface and is capable of high rechargeability.

Physiography

The Casino Property lies within the Dawson Range Ecoregion, whose characteristic terrain features are smooth, rolling topography, with moderate to steeply incised valleys. Major drainages such as the Yukon River, can extend below 1000 m ASL, but most of the terrain is between 1000 m and 1500 m ASL with maximum elevations up to 1675 m ASL. The ecoregion straddles a discontinuous, but widespread and scattered permafrost subzone. The valley bottoms have prominent permafrost features such as peat plateaus and hummocky tussock fields.

History

The Casino Property has a long history of exploration from interest in placer gold on Canadian Creek in the early 1900’s to more recently, mineral exploration directly on the property. The first mineral claims were staked in 1917 in consideration for gold and tungsten, that inspired a small amount of mining activity during World War II. Between the late 1940’s and 1980’s the silver-lead-zinc veins on the southern periphery of the property attracted attention and in the period 1965 to 1980 Casino Silver Mines Limited and their partners shipped 372.5 tonnes of hand-cobbed argentiferous galena from surface and underground workings to the smelter in Trail, British Columbia In 1967 the porphyry potential was recognized and exploration by Brameda, Quintana and Teck Corporation ensued. During this time the various partners drilled 57 core holes (12,294 m) and 33 reverse circulation holes (5,188 m). In 1991 Archer, Cathro acquired the property and completed a 21-hole HQ diamond-drilling program. In 1992 Pacific Sentinel Gold Corp. (“PSG”) acquired the property from Archer Cathro and commenced a major exploration program. From 1992 until 1995 work included surface soil sampling, trenching investigations, 236 HQ and NQ diamond drill holes totalling 73,084 m, comprehensive metallurgical investigations, environmental studies and socio economic activities culminating in a project scoping study. The scoping study envisioned a large-scale open pit mine, conventional flotation concentrator that would produce a copper-gold concentrate for sale to Pacific Rim smelters.

Geology and Mineralization

The Casino deposit occurs in an overlapping zone of the northern Yukon Cataclastic Terrane and the southern Yukon Crystalline Terrane, which contains the Dawson Range Batholith. The Dawson Range Batholith is the main country rock of the deposit and is mostly granodiorite and lesser diorite and quartz monzonite. There are two phases of Granodiorite: a hornblende-bearing phase to the west, south and east and a biotite-hornblende-bearing phase to the north. The granodiorite is brecciated along the south margin of the deposit with the breccia ranging from crackle breccia to intensely deformed cataclastic breccia. In some places the cataclastic breccia grades into the microbreccia of the core of the deposit. The intrusive microbreccia forms an irregularly shaped, subvertical pipe approximately 400 m in diameter in the core of the deposit and a series of smaller irregular bodies to the southwest.

The deposit is weathered to an average depth of 70 m producing a well defined leached cap (referred to as the “Oxide Gold zone or Leached Cap”), that is for the most part gold enriched and copper depleted due to the supergene alteration processes. With depth, the supergene alteration erratically grades from a poorly defined Supergene Oxide (upper copper oxide) zone to a better-defined Supergene Sulphide (lower copper sulphide zone). In the supergene the average thickness of the Supergene Oxide (upper copper oxide zone) and Supergene Sulphide (lower copper sulphide zone) are 10 m and 60 m respectively. The supergene copper sulphide is characterized by a high pyrite content in the phyllic alteration, which promotes leaching. Thus, secondary enrichment zones are thickest along the contact of the potassic and phyllic alteration and accordingly the copper grades in the Supergene-Sulphide zone are almost double the copper grades in the Hypogene (0.43% Cu versus 0.23% Cu). Generally molybdenite was unaffected by the supergene process

Metallurgical Investigations

Metallurgical investigations accompanied many of the exploration programs conducted on the Casino property. Even to the extent, as noted previously, of direct shipping hand-cobbed silver-lead material to the smelter in Trail, British Columbia Unfortunately, there is little documentation regarding metallurgical work prior to 1992 other than noting results were positive. During the period 1993 through 1995 PSG conducted a comprehensive array of preliminary stage metallurgical testwork that included:

  Cyanide and Acid/Cyanide leach testing of the Leached Cap/Oxide Gold and Supergene Oxide zones,
  Batch and Lock Cycle flotation testing of all zones, and
  Environmental analysis of process products.

PSG retained the services of well-known metallurgical specialists such as Brenda Process Technology, Kappes, Cassiday & Associates, Melis Engineering Ltd./Lakefield Research and Chamberlin & Associates.

Brenda Process Technologies tested flotation recovery of the Oxide Gold zone and Supergene Oxide zone (upper copper oxide) material. Oxide Gold Zone average recoveries were 64.8% for gold and 30.2% for copper. Supergene Oxide (upper copper oxide) average recoveries were 75.7% for gold and 65.4% for copper.

Kappes, Cassiday & Associates, cyanide and acid/cyanide leach tested the Oxide Gold zone and Supergene Oxide Zone (upper copper oxide) material.

Cyanide leaching of the Oxide Gold zone provided extractions of 80.3% for gold and 21.7% for copper. Cyanide leaching of the Supergene Oxide zone (upper copper oxide) provided extractions of 57.6% for gold and 60.3% for copper. Two-stage, acid/cyanide leaching of the Oxide Gold zone provided extractions of 91.5% for gold and 30.3% for copper. Acid/cyanide leaching of the Supergene Oxide zone (upper copper oxide) provided extractions of 75.2% for gold and 70.9% for copper. The leaching testwork indicated successful gold extraction from the oxide material (both Oxide Gold and Supergene Gold) would require high reagent dosages due to the cyanide consuming affect of the associated copper minerals.

Melis Engineering Ltd/Lakefield Research conducted a large amount of leaching and flotation testing of all Casino materials utilizing varying sample grades, techniques and reagents. Results achieved from the Oxide Gold and Supergene Oxide (upper copper oxide) material were similar to those determined previously. Flotation results from the Supergene Sulphide (lower copper sulphide) and Hypogene were good as lock cycle flotation tests of the Supergene Sulphide (lower copper sulphide) provided average recoveries of 72.8% for gold and 84.6% for copper. Lock cycle flotation tests of the Hypogene provided average recoveries of 75.4% for gold and 82.9% for copper.

None of the metallurgical testing progressed beyond the preliminary stage. Thus any serious property development considerations will have to include advanced process testing procedures in order to obtain definitive results and establish the most optimum and cost effective process options.

Resources

The resource estimate is based on a block model incorporating lithologic, metallurgical and structural controls and composited assay information from 214 core holes drilled in 1992 through 1994. The gold, total copper and molybdenum data from 70,276 m of core drilling was composited into 4,787, nominal 15 m, down-hole composites representing mineralogical zone, domain and lithology. The week acid soluble copper (“CuW”) (Oxide Gold), moderate acid soluble copper (“CuM”) (Supergene Gold) and strong acid soluble copper (“CuS”) (Supergene Sulphide and Hypogene) data from 33,017 m of core drilling was composited into 2,239 down-hole composites. No cutting or capping was applied to the original assays, composites or final values. Analytical data from pre-1992 drilling was not used in variography or resource estimation, as there were concerns with its quality.

Variograms used in kriging the deposit grades were developed in 1994 and 1995 by Gary Giroux P.Eng. of Montgomery Consultants Ltd of Vancouver, British Columbia, Canada. A total of 31 variogram models representing the different geologic units and mineralogical zones were produced. Since there is no additional data beyond the 1994 drilling, these variograms were used in the January 2003 resource model. The 20 m x 20 m x 15 m deep blocks were estimated by ordinary kriging. Gold and molybdenum were kriged in all zones. Weak, moderate and strong acid soluble copper were kriged in the Oxide Gold zone, Supergene Oxide (upper copper oxide) and Supergene Sulphide (lower copper oxide) zones while total copper was kriged in the Hypogene zone. The same lithologic and mineralogical zone boundaries were used for the variography and block modelling. Structurally, the domains east or west of the Casino fault were hard boundaries in the estimation process.

The geological model was produced by digitizing lithologic and domain boundaries, which had been interpreted on geological cross-sections, then transferred to 15 m interval level plans. The topographic surface was obtained from a recent photogrammetric survey, and the overburden surface was modelled based on drill hole log data.

The resource classification system used is based on a combination of; the relative estimation error for gold, the domain code, and the presence of both Cu and Au estimates in the block.

The resource estimate was determined as shown in Table 1.

TABLE 1
Measured and Indicated Mineral Resource

Material	Cut Off Grade	Tonnes (Million)(Mt)	Gold	Copper	Moly
			g/t	%	%
Oxide Gold	0.40 g/t Au	38	0.57	0.07	0.02
Supergene Oxide	0.20 % Cu	36	0.32	0.36	0.02
Supergene Sulphide	0.20 % Cu	103	0.32	0.35	0.03
Hypogene	0.20 % Cu	323	0.28	0.26	0.02

Recommendations

Development considerations must include definitive process testing like columns for leaching or a pilot plant for flotation. This is important in order to establish accurate costs and determine economies, which could favourably alter economic evaluations. Also, since there is presently rapid process technology development, it is important to keep apprised of these developments and their applicability to the complex oxide materials of the Casino deposit.

During the summer, when the Casino site is free of snow a site visit will be required to evaluate the condition of stored split core and camp. The required column leach testwork is estimated to cost CDN$68,250 if split core stored at site can be used or an additional CDN$ 250,000 if sample material has to be obtained through diamond drilling. The required flotation testwork must include tailings facility investigations. The testwork and tailing investigations are estimated to cost CDN$85,500 if sufficient split core can be obtained at site or an additional CDN$150,000 if sample material has to be obtained through diamond drilling.

Although the property has been extensively explored as a large-scale porphyry, further investigation could be directed to identifying a small high grade zone amenable to simple processing and rich enough to overcome any location disadvantages.

Redstone Property, Northwest Territories

Pursuant to an agreement dated effective September 24, 2002, CRS acquired a 100% interest in the Redstone Property from Redstone Resources, Inc., (“Redstone”) a company controlled by Newmont Mining Corporation. Pursuant to the terms of the purchase agreement CRS has agreed to pay an aggregate sum of US$500,000. CRS has paid US$200,000 and has agreed to pay US$300,000 on or before March 24, 2004.

In addition, CRS granted to Redstone a NSR to be calculated monthly as follows:

NSR %	Average Price of Copper(1)
3%	If less than or equal to US$0.75 per pound
3.5%	If greater than $0.75 and less than or equal to US$1.00 per pound
4%	If greater than US$1.00 per Pound

Note:

(1)     means the average of the New York Commodities Exchange final daily spot Prices for Copper reported for the calendar month of production.

As security for the instalment payments CRS granted in favour of Redstone a debenture for the principal sum of US$400,000 which debenture charges all of the Redstone Property.

Property Information

The following is a description of the Redstone Property. This description is taken from a report of the Redstone Property dated March 2003 prepared by A.W. Gourlay P.Geol. F.G.A.C., of Vancouver, British Columbia, Canada.

Property Description and Location

The Redstone Property is located in the Nahanni Mining District, Northwest Territories. The property comprises 5 Mining Leases totaling 5,661.75 hectares. The lease information is as follows:

Lease Number	Expiry Date	Record Name of Holder
2416	October 19, 2012	CRS
2417	October 19, 2012	CRS
2505	July 23, 2013	CRS
2506	July 23, 2013	CRS
2684	November 29, 2015	CRS

The annual rent is $27,980 ($2.00 per acre). The actual copper deposit is located in Lease 2684 which lease is in good standing to November 29, 2015.

The property is located at Coates Lake in western Northwest Territories. The property is 290 kilometers south of Norman Wells, Northwest Territories and 300 kilometers north of Watson Lake, Yukon Territory.

Accessibility, Climate and Physiography

Access to the property is by chartered aircraft from Fort Simpson, Wrigley, Norman Wells or Watson Lake. Canadian North Airlines operates scheduled daily service to Norman Wells from Edmonton, Alberta. Freight can be shipped to Norman Wells via barge during the summer and by truck via ice road during the winter.

Relief on the property is about 1,000 metres from Thundercloud Creek (1,000 m ASL) to the peak (2,009 m) of Coppercap Mountain. The property covers a broad plateau of gentle relief which drops gently to Silverberry River. The plateau is a nearly flat-bottomed, north-south trending valley, approximately 2,400 metres wide and 7,250 metres long. Drainage within the property is southerly except for the northeast corner.

Alpine vegetation covers most of the lease except the south-central area, where there are thin stands of stunted evergreen trees. The climate is severe. The mean annual temperature is -5oC, although the plateau is permafrost free. Annual precipitation is low (20 - 40 centimetres) however available data is poor.

Property Definition and History

The copper occurrences, which now constitute the property, were discovered by regional prospecting by the Nahanni Sixty Syndicate (the “Syndicate”) during 1961. The property and a number of other claims, were staked at that time. During 1962 the Syndicate carried out reconnaissance geological mapping and sampling along the exposed strike length of mineralization. In 1963 the Syndicate’s properties and equipment were sold to Redstone.

In 1963 Redstone completed detailed geological mapping and a drill program totaling 1,619 metres (5,312 ft.) in 18 diamond drill holes. At that time the importance of these “red-bed copper” deposits and their similarity to the Rhodesian Copper Belt were recognized by the late Dr. J.A. Coates. Redstone carried out further geological mapping, limited soil and silt sampling, and diamond drilling in 1964. Twenty seven drill holes totaling 5,283 metres (17,332 ft.) were completed. Work in 1968, again by Redstone, consisted of geological mapping and an investigation of the applicability of geophysical and geochemical exploration methods. Although all the data from these surveys was lost in an aircraft crash that took the lives of Dr. Coates and a geophysicist, it was established that induced polarization was an effective geophysical tool but EM, magnetics, gravity and self potential were not. A limited geochemical drainage survey over an area west of Crowberry Ridge identified a relatively strong anomaly.

In 1970 the property was optioned to Cerro Mining Company of Canada Limited, (“Cerro”) which carried out reconnaissance geological mapping and geochemical surveys. During 1971 Cerro drilled three diamond drill holes totaling 1,375 metres (4,512 ft.). Two of the drill holes failed to reach the copper beds due to down-faulting, however a hole drilled in the northern portion of the property intersected a 1.13 metre thick copper bed grading 3.9% copper. Extensive soil sampling was completed over the western half of the property and Cerro elected to drop the option.

Shell Canada Resources Limited (“Shell”) optioned the property in 1975 and in 1976 completed five diamond drill holes for a total of 4,052 metres (13,296 ft.) of drilling in the central and northern parts of the property. This was followed by an additional 3,200 metres (10,499 ft.) of drilling in three holes during 1977. Shell maintained their interest in the property until they withdrew from all mineral exploration in 1982.

In 1990 the author, as part of a MineQuest Exploration Associates Ltd. team under contract to Redstone, carried out a complete data review, confirmation mapping, identification of drill targets and location of potential drill sites.

Redstone continued to hold the property by making the annual lease payments, and renewed the lease for a second twenty-one year term in 1994.

Although the property has been explored by several different companies, continuity has been maintained by a number of key personnel continuing to be involved in the project. The author of this report was first involved as a member of the Shell team in 1977.

Regional Geology

The property covers Late Proterozoic strata of the Mackenzie Mountains Supergroup (Young et al, 1979), that has been thrust eastwards over Paleozoic carbonate rocks and shales. The Redstone Copper Belt is an essentially unmetamorphosed succession that is locally well exposed in an arcuate belt less than 15 kilometres wide and about 300 kilometres long. The stratigraphic nomenclature has revised several times since exploration of the area began.

The copper-bearing beds are hosted by the Transition Zone of the Coates Lake Group (Jefferson and Ruelle, 1985). The Coates Lake Group unconformably overlies the Little Dal Group, a sequence of continental clastics and carbonates. The Rapitan Group, a marine succession of siltstones, debris flows and tillites, unconformably to conformably on laps the Coates Lake and Little Dal Groups.

The property covers a broad syncline which has been thrust eastward along the Coates Lake Fault, placing the Coates Lake Group over Paleozoic strata. At the southern most edge of the property the Coates Lake Group is in fault contact with the Little Dal Group.

The Coates Lake Group has been subdivided into four units, the Thundercloud Formation, Redstone River Formation, Transition Zone and Coppercap formation, by Jefferson and Ruelle (1985).

The Thundercloud Formation, the lowermost unit, is 0 to 300 metres thick and is a succession of interbedded dolostones, mudstones and sandstones. Contact with the underlying Little Dal Formation is marked by pillowed basaltic lava, or sandstone, dolomite, siltstone, and mudstone with local gypsum and conglomerate. Where basaltic lava is present the contact is conformable but the sedimentary units mark a distinct unconformity.

The lowermost Thundercloud Formation is comprised of basal volcaniclastics, alluvial fanglomerates, tidal arenites and paralic mudstones. These are overlain by rhythmically interbedded carbonate and dolostone locally containing evaporites, followed by cyclically interbedded sandstone and shale. The top of the Thundercloud Formation. is marked by evaporitic algal dolostones.

The Redstone River Formation gradationally overlies the Thundercloud Formation. and varies from 0 to 1,220 metres in thickness. A Lower Evaporite unit is composed of bedded and brecciated gypsum-anhydrite, which thins at basin margins and reaches thicknesses of over 215 metres at basin centres. An Upper Redbed subunit is dominated by maroon mudstones with thin marginal fanglomerates.

The Transition Zone marks the transition between the Redstone River and Coppercap Formations, and consists of a series of red, green, and tan coloured near shore coastal deposits. The Transition Zone varies from 40 to over 110 metres in thickness. The copper occurrences are hosted by up to eight fining-upwards, carbonate-evaporite beds, each composed of dolosiltite, dololutite, dolostone, gypsum, anhydrite and capped by a crypt-algal laminated carbonate bed.

Above the Redstone River Formations lies the Coppercap Formation, a sequence of tan to dark weathering, grey detrital limestones and dolostones. These carbonates contain laminated to massive, rhythmically graded bedded fetid shaley limestone interbeds. The Coppercap Formation varies from 0 to 300 metres in thickness.

The Rapitan Group consists of turbiditic, siliceous red siltstones, maroon and green debris flows and tillites, which lie with regional unconformity on the Coates Lake and Little Dal Groups.

Detailed descriptions of the regional and property geology may be found in Eisbacher (1978), Aitken (1981), Ruelle (1983), and Jefferson and Ruelle (1985).

Structure

The Coates Lake Fault has thrust the Coates Lake Group eastward over an over-turned Middle Devonian carbonate succession. A splay of the Coates Lake Fault repeats Redstone River and Coppercap Formations on the east face of Coppercap Mountain. The Coates Lake basin forms a broad syncline that is cut off to the west by the West Range Fault. Redstone River Formation. is brought to the surface on the east side of Crowberry Ridge by the West Range Fault. The syncline is cut by two east dipping faults, the Coates Creek and West End Faults, that converge with the Ridge Zone Faults at the South Zone to produce frequent deformations and dislocations. The Coates Creek Fault has a west-down displacement, estimated at 670 metres (Hildebrand, 1978). Bedding attitudes of the B1 bed reach 60o near the Ridge Zone Faults and average 45o - 55o along the east side of the Triangle Zone (Gourlay, 1990).

Of importance is the location of the West End Fault, the position of which limit the area of the Triangle Zone that is free of structural complication. A reconnaissance VLF-EM survey suggested that the trace of the West End Fault may be further west than previously mapped. The repetition of the B1 bed in Hole 7Y-1 identifies the location of the fault at the south end of the Triangle Zone. The West End Fault was not encountered in Hole 7Y-2, additional evidence that the fault is further to the west than previously thought.

To the north of Coates Lake the B1 bed remains open along strike and down-dip to the Coates Creek Fault. The location of the Coates Creek Fault is not well defined in the northern portion of the property and there appears to be in excess of 1,200 metres of unexplored down-dip extension of the B1 bed, west of the northwestern-most drill hole (Hole 6Y-5). Although the drilling is widely spaced in the central and northern portions of the property there appears to be significantly less structural disruption in these areas.

Mineralization

Copper mineralization is disseminated throughout the Coates Lake Group and Rapitan Formation, but the most economically significant occurrences are found in the eight copper-bearing beds of the Transition Zone. The lowermost bed (B1) has the highest grades although the third bed (B3) has the greatest thickness. The B1 bed has the most economic potential, with a demonstrated strike length in excess of 6,000 metres and down-dip extension of at least 2,400 metres. The mineralized beds display distinct zonation: copper content decreases up-section, both across each mineralized bed and across the Transition Zone. There is also a lateral copper-iron zonation, with the iron-rich zones closer to the margins of the basin. Mineralization of the B1 bed is dominated by chalcopyrite at the south and east areas, and by an increasing chalcocite-bornite content further to the northwest, towards the centre of the basin. The sulphides are fine-grained and the mineralogy appears to be simple. A single, preliminary metallurgical test has been completed and a clean concentrate is expected. The petrology of the mineralized beds has been studied in detail by Chartrand (1981) and Brown and Chartrand (1983). Ruelle (1982) and Jefferson and Ruelle (1985) give thorough descriptions of the lithologies in the Transition Zone.

Sampling and Analyses

The property has been explored by several different companies between 1962 and 1977, however only very limited information is available concerning sampling and analytical procedures.

Redstone’s drill programs in 1963 and 1964 comprised 6,902 metres (22,644 ft.) in 45 diamond drill holes. Drill logs indicate that core was sampled in intervals ranging from 2.0 feet (0.61m) to 10 feet (3.05m), with the majority of samples being 5.0 feet (1.52m) in length. No description of sampling method and analytical procedures are given. The analytical laboratory or laboratories used are not given.

Cross-sections from Cerro’s drilling in 1971 indicate that the core was sampled in intervals from 0.7 feet (0.21m) to 1.5 feet (0.46m). No description of sampling method and analytical procedures are given. The analytical laboratory or laboratories used are not given.

Shell’s drill programs in 1976 and 1977 comprised 7,225 metres (25,795 ft.) in eight diamond drill holes. Drill logs indicate that core was sampled in intervals ranging from 0.08 feet (0.02m) to 6.5 feet (1.98m). No description of sampling method and analytical procedures are given. The analytical laboratory or laboratories used are not given.

Continuity has been maintained by a number of key personnel continuing to be involved in the project. The author of this report was first involved as a member of the Shell team in 1977, and one of the Shell managers had first been involved in the project as a geologist and core logger during Redstone’s 1964 drill program, and later with Cerro. The author believes that all geological logging and sampling of drill core was carried out professionally. Individual assay sheets are not available but the author believes that qualified, quality analytical laboratories were used in all exploration programs.

Independent Verification

The author last worked on the property in August 1990 as part of a field review of drill data and the generation of an exploration proposal for Redstone. At that time the majority of the drill core were still stored on the property and were in fair to good condition. No exploration has been done on the property since the 1977 drill program by Shell. A limited amount of representative core from the Transition Zone is available in the Core Library in Yellowknife.

Interpretation and Conclusions

It is widely recognized that the property hosts a significant copper resource that has been only partially tested. The early drilling demonstrated the continuity of the mineralized beds down-dip from the surface exposures. Drilling during the 1970’s confirmed the lateral extent of the mineralization and established the potential for significant tonnages.

The red-bed mineralization at Coates Lake displays remarkable continuity in both grade and width over at least 6,000 metres of strike length and 2,400 meters of down-dip extension.

Within this mineralized area there are several intersections of significant width at the H.C. and Ridge Zones, [e.g. Holes 64-28 (3.18% Cu over 32.4 ft.), 64-29A (1.08% Cu over 23 ft.) and 64-36 (2.17% Cu over 15 ft.)]. The drill logs suggest that these intersections are close to true widths, although near surface structural disruption at the H.C. and Ridge Zones make continuity suspect in one area. The intersections also suggest that there may be zones or areas within the mineralized beds where thicknesses are significantly greater than the indicated average for the entire deposit. At Keele River, some 160 kilometres to the northwest, an intersection at the June Creek deposit returned 52m at a grade of 2.3% copper. Ruelle (1982) postulated that the deposits at Keele River were deposited in playa lakes controlled by minor topography, and form sinuous pods in the same Transition Zone sequence as at Coates Lake. The thicker intersections recorded at the south end of the Coates Lake Property suggest that similar occurrences may be present.

The copper-iron zonation implies that the more basinward portions of the deposit may be more copper-rich, or may have the potential for more copper-bearing beds, or for thicker beds. Hole 7Y-2 intersected a thin mineralized bed (B1A) 20 cm. above the B1 bed that is similar lithologically and mineralogically to the B1 bed, suggesting that another copper-bearing bed is present further into the basin. A plan of isopachs of the B1 - B3 thickness places this intersection near the centre of the northeast trending Coates Lake Basin (Hildebrand, 1978). This intersection has not been followed up.

To the north the mineralization remains open along strike and down-dip. The north-most hole, 6Y-5, intersected 3.5 feet (1.07m) grading 3.40% copper in the B1 bed. The deepest hole, 7Y-3, intersected 2.5 feet (0.76m) grading 5.15% copper, suggesting that grade may increase further into the basin.

Although the early drilling was concentrated along the Ridge and H.C. Zones, a significant number of holes directed at following up the thicker intersections failed to reach target depths. The Cerro and Shell drilling was wide spaced and was targeted at establishing the potential for a world class deposit. Follow up drilling of the thicker intersections and the B1A bed has not been attempted, nor has the northern strike and down-dip extensions been defined.

The exploration completed to date has identified an Inferred Resource of 33.6 million tones grading 3.92% copper and 9 g/t silver, as defined by National Instrument 43-101. Additional drilling is warranted, and recommended, to increase the resource and/or the grade of the Coates Lake deposit, which will enhance the economic viability of the property. The potential for additional mineralization along strike, down-dip and in zones of thicker mineralization remains an attractive and untested target.

Recommendations

The property has not been fully explored and additional drilling is warranted to define the grade and thickness of the B1 bed along strike to the north and down-dip of Tea Lake, and to define the thicker sections intersected in the southern portion of the deposit. The drilling recommended will significantly increase the size and/or the grade of the Coates Lake deposit, and will further confirm the potential for a world class deposit. An increase in tonnage and grade will improve the economic viability of the Coates Lake deposit.

It is recommended that a minimum of three holes be drilled to test for the down-dip and northern extensions of the B1 bed, west and north of Tea Lake. One hole (500m depth) should be drilled approximately 1,000m north of hole 6Y-5 to test the strike extension. A second hole (1,000m depth) should be drilled approximately 1,000m west of the first hole to test the down-dip extension. A third hole (~2,000m depth) should be drilled approximately 1,000m west of Hole 6Y-3 to test the down-dip extension. Subject to encouragement in the first three holes, additional drilling will be required to define the northern and western limits of the mineralized B1 bed.

It is also recommended that the four holes recommended by Gourlay (1990) be drilled to test for extensions to the thicker intersections returned in Holes 64-28 and 64-29A, and to follow up the B1 and B1A bed mineralization intersected in Hole 7Y-2 (which may represent a thicker, basinward extension of the mineralized beds intersected nearer to surface).

A drill program of approximately 5,300 metres would be required for these seven holes. While drilling costs have not been estimated in detail, it is believed that a $750,000 program, based on an all-inclusive cost of approximately $140 per metre, would provide an adequate first test.

Hushamu Property, British Columbia

Pursuant to a share purchase agreement dated August 21, 2002, CRS acquired from iTech Capital Corp. (formerly Jordex Resources Ltd.) 100% of the issued and outstanding shares of Moraga Resources Corp., which in turn owns the Hushamu Property. The purchase price of the shares of Moraga Resources Corp. was $110,000, which has been paid.

In addition CRS has agreed to pay the sum of C$1,000,000 sixty days after a decision is made to proceed with commercial development of the Hushamu Property. The Hushamu Property is subject to a Net profits interest royalty in the amount of 10% in favour of BHP Billiton Diamonds Inc.

Property Information

The following is a description of the Hushamu Property. This description is taken from a Report of the Hushamu Copper-Gold Deposit dated December 31, 2002, as amended February 28, 2003, prepared by G.H. Giroux, P.Eng., MASc. of Giroux Consultants Ltd. of Vancouver, British Columbia, Canada, and David J. Pawliuk, P. Geo. of Nanoose Geoservices of Nanoose Bay, British Columbia Canada.

Property Description and Location

The Hushamu property is located on northern Vancouver Island about 25 km west of Port Hardy and 360 km northwest of Vancouver, British Columbia. The property covers approximately 15,000 hectares immediately north of, and parallel to, the western end of Holberg Inlet.

The property can be reached along logging roads from Port Hardy. The main access to the claim block is via the ‘Wanokana Main’ logging road which commences on the outskirts of Coal Harbour. The Hushamu property is about 12 km by logging road from Holberg Inlet.

Port Hardy is about 6 or 7 hours traveling time north from Nanaimo via the Island Highway. Port Hardy can also be reached via commercial airline from Vancouver.

Physiography, Climate, Local Resources and Infrastructure

The property is characterized by multiple low, northwesterly to westerly trending hills and ridges bounded by narrow valleys with steep slopes. Elevations range from sea level to 695 m a.s.l. with ridge tops on the property commonly about 300 m above valley floors.

The property was actively logged in the early 1990's. Forest cover consists of mature stands of fir, hemlock, spruce and cedar, areas of dense second growth and open clear-cut areas. The ridge tops are open with widely scattered stunted evergreens. Low areas along creeks are covered by thick bush.

Outcrop exposure is abundant in areas of steep relief and along ridge tops. Thick humus on the forested slopes and residual glacial gravels on the valley floors restrict geologic mapping in these areas.

The property receives little snowfall in winter and can be effectively explored for 10 months each year. The climate is cool and wet, with windstorms in late fall. There are typically hot, dry spells during the summer when exploration work may be curtailed because of forest fire hazard.

The Hushamu deposit is situated about 29 km from the reclaimed BHP Island Copper Mine. This mine produced 345 million tonnes of ore averaging 0.41% Cu, 0.017% Mo, 0.19 g Au/t and 1.4 g Ag/t from 1971 to 1994 (Perello et.al. 1995).

Claim Ownership

On August 21, 2002 CRS acquired from iTech Capital Corp. (formerly Jordex) 100% of the issued and outstanding shares of Moraga Resources Ltd. (“Moraga”), which in turn owns the Hushamu property. CRS has agreed to pay iTech Capital Corp. the sum of C$1,000,000 sixty days after a decision is made to proceed with commercial development of the property. The Hushamu Property is also subject to a Net Profits Interest royalty in the amount of 10% in favour of BHP Billiton Diamonds Inc.

The Hushamu Property consists of 144 mineral claims within the Nanaimo Mining Division. The claims are 100% owned by Moraga and are in good standing until August or September 2003.

Work History

Utah Construction and Mining Company (‘Utah’) discovered a large, porphyry copper-molybdenum-gold deposit at the eastern end of Rupert Inlet between January 1966 and May 1969. This deposit was developed into the Island Copper Mine, with production beginning in October 1971. The mine produced 345 million metric tonnes of ore with average head grades of 0.41 % copper, 0.017 % molybdenum, 0.19 gm/tonne gold and 1.4 gm/tonne silver by December 1994 (Perello, et al.,1995).

Utah staked mineral claims covering most of the area between the eastern end of Rupert Inlet and the western end of Holberg Inlet during the late 1960's. Utah staked the Expo claims, which cover the Hushamu deposit, in 1966. The Expo property was geologically mapped at 1:2400 scale between 1967 and 1975; geochemical soil sampling, geophysical surveying and diamond drilling resulted in the discovery of the "Hushamu Zone". The style of copper mineralization at the Hushamu Zone was similar to that at the Island Copper orebody.

Induced polarization geophysical surveying along 6.7 line-km during 1982 indicated moderately anomalous chargeabilities across a broad area at Hushamu (Muntanion and Witherly, 1982). Four diamond drill holes totaling 480.5 m were drilled at the Hushamu Zone in 1982.

Utah explored the southern Hushamu area for gold in 1980 - 1984, following the recognition of siliceous breccias at McIntosh Mountain (Kesler, 1985). Two diamond drill holes intersected copper- and gold-bearing intervals at McIntosh Mountain.

Moraga optioned the Expo property from BHP-Utah Mines Ltd. in 1987. Moraga performed geological mapping, geochemical soil sampling and diamond drilling between 1987 and 1994; Moraga's work is outlined below:

  Eleven diamond drill holes totaling 3,822.72 m were drilled at the Hushamu area between April and July 1990; results of this drilling extended the Hushamu deposit 200 m southwards (Jones, 1990

  Eight diamond drill holes totaling 2,347.0 m were drilled during November and December 1990; the results of this work further extended the geological boundaries of the Hushamu copper-gold deposit (Pawliuk, 1991a).

  Four diamond drill holes totaling 932.99 m were drilled at Hushamu between February and August 1991; the results of this work defined additional copper mineralization beneath siliceous, pyrophyllite breccias which cap McIntosh Mountain (Pawliuk, 1991b).

  Nine thin sections of diamond drill core from the Hushamu deposit area were examined during a petrographic study. The results of this study indicated that rocks from the Hushamu area have undergone strong to intense phyllic (quartz-sericite-pyrite) alteration. Pyrite, chalcopyrite and molybdenite were identified; traces of hypogene bornite, chalcocite and covellite, and supergene covellite were also observed (Leitch, 1991).

  Thirteen diamond drill holes totaling 4,832.20 m were drilled between September 1, 1991 and March 15, 1992. The results of this work extended the geological boundaries of the Hushamu copper-gold deposit to the south and southeast (Pawliuk, 1992).

  Four diamond drill holes totaling 972.01 m were drilled between March 3 and April 10, 1994. The geological boundaries along the southwestern and eastern sides of the Hushamu deposit were delineated by this work. Additional, but low grade, copper-gold mineralization was defined beneath the siliceous pyrophyllite breccias on McIntosh Mountain (Pawliuk, 1994).

Additional work done on the property during the years 1991 to 1993 consisted of a metallurgical study, a study of ore transport alternatives and a preliminary mining study

In 1992 Melis Engineering completed five preliminary scoping flotation tests on Hushamu diamond drill composites to quantify potential copper and gold recovery to a copper/gold flotation concentrate (Melis and Cron, 1992). Two different approaches were used: bulk sulphide flotation followed by copper-pyrite separation and cleaner flotation; and a fine grind/selective copper-gold float at elevated pH to effectively depress pyrite in the front-end rougher flotation stage.

Based on these five tests Melis concluded that:

“These preliminary scoping tests indicate that a copper recovery of close to 90% and a gold recovery of 70% to 75%, into a copper/gold concentrate assaying 25% Cu and 34 g Au/tonne, would be achievable for the higher grade composite (calculated head grade of 0.58% Cu and 1.16 g Au/tonne). For the lower grade composite (0.17% Cu and 0.38 g Au/tonne) achievable recoveries appear to be approximately 75% for copper and in the range of 50% to 55% for gold into a copper/gold concentrate assaying 24% Cu and 24 g Au/tonne. These recovery expectations are only based on preliminary tests, more extensive flotation testing will be required to better quantify copper and gold recoveries for the Hushamu deposit and to determine what recovery improvements can be made.”

Regional Geology

The geology of Vancouver Island north of Holberg and Rupert inlets consists of Upper Triassic to Middle Jurassic Vancouver and Bonanza groups sediments and volcanics (Nixon et al., 1993). These rocks have been intruded by dykes and stocks of Jurassic to Tertiary age and are overlain by Cretaceous and Tertiary sediments. The major lithologic units have a pronounced northwesterly trend .

The Vancouver Group from bottom to top is composed of:

  Basal Sediment - Sill unit - Middle Triassic “Daonella” beds
  Karmutsen Formation - Upper Triassic basaltic flows and tuffs
  Quatsino Formation - Upper Triassic limestone
  Parson Bay Formation - Upper Triassic ash tuffs and sediments

The Bonanza Group from bottom to top is composed of:

  Harbledown Formation - Lower Jurassic sediments
  Bonanza Formation - Lower Jurassic andesitic ash tuff and flows

The Vancouver and Bonanza rocks are intruded by the large diorite-quartz diorite stocks of the Jurassic Island Plutonic Suite. Dykes and irregular bodies of quartz-feldspar porphyry occur along the southern edge of this belt of stocks.

Property Geology

Lower Jurassic Bonanza Formation andesitic tuffs and flows are intruded by a northwesterly trending, dyke-like, diorite or quartz diorite stock of the Jurassic Island Plutonic Suite at the Hushamu area. Quartz-feldspar porphyry dykes associated with this diorite stock also intrude the Bonanza Formation volcanic rocks. Brecciated, altered and mineralized Bonanza Formation volcanic rocks form an envelope around the diorite stock and associated quartz-feldspar porphyry dykes. The diorite stock and porphyry dykes are also locally mineralized (Fleming, 1991).

A northwesterly trending, north-dipping, normal fault is the main structural feature of the Hushamu area. Local northeasterly trending steep faults appear to be spatially related to the porphyry copper style mineralization (Dasler et al, 1995).

Significant copper occurrences within the region, such as the Island Copper deposit, are also hosted within altered Bonanza Formation volcanic rocks adjacent to igneous intrusions (Perello et al, 1995).

Mineralization and Alteration

Copper-gold-molybdenum mineralization occurs within altered Bonanza Formation rocks at the Hushamu deposit. The mineralization is epigenetic. A silica-kaolinite-alunite-pyrophyllite(?) cap overlies the altered volcanic rocks in the southern part of the Hushamu deposit area. The description of the mineralization at the Hushamu copper-gold deposit that follows is taken mainly from Dasler et al. (1995).

The northern part of the Hushamu copper-gold deposit has characteristics of a deep seated porphyry copper-gold occurrence, and the southern part of the Hushamu deposit area has characteristics of a shallow, advanced argillic, epithermal occurrence. Multiple episodes of brecciation, alteration and mineralization have occurred.

Multiple stage quartz-magnetite-chalcopyrite-pyrite stockworks intrude chlorite-altered volcanic rocks, breccias and porphyries in the northern part of the Hushamu deposit area. In addition to chlorite, local early albite and biotite-altered patches are present. These rocks have undergone later, structurally controlled quartz-sericite-clay alteration associated with veinlet and disseminated pyrite.

A multiple stage hydrothermal breccia complex at Hushamu contains mineralized fragments of various rock types. This breccia complex is centred above the diorite stock. Quartz feldspar porphyry dykes, pebble dykes and late rhyolite dykes crosscut the breccias; some of these crosscutting dykes are mineralized.

The southern, uppermost part of the Hushamu deposit occurs on McIntosh Mountain. A northwesterly trending cap of vuggy silica rock here overlies the rocks that have undergone porphyry-style mineralization. The vuggy silica rock probably formed under extremely acidic conditions, in a high sulphidation epithermal environment. Panteleyev and Koyanagi (1994) recognized hydrothermal and phreatomagmatic breccias within the vuggy silica rock capping McIntosh Mountain. The vuggy silica rock occurs about 350 m vertically above the main porphyry copper-gold deposit/environment at the northern Hushamu area. The two geological environments have therefore been described as "telescoped".

Pyrite is the main sulphide mineral within the Hushamu deposit area. Copper minerals occur as disseminated blebs, as wispy, irregular masses and as hairline veinlets. Chalcopyrite is the main copper mineral with lesser amounts of hypogene bornite, chalcocite and covellite; some supergene covellite was also observed (Leitch, 1991).

Structure

A regional fault system trends west to northwest along Rupert and Holberg inlets. This fault splits near the western end of Holberg Inlet; one branch of the fault parallels Holberg Inlet and the other branch underlies the western side of the Stranby River valley (Dasler et al., 1995).

A subordinate, conjugate set of northeasterly trending faults is present withing the region. Geologic mapping shows apparent lateral displacements of several hundred metres along these northeasterly faults.

The porphyry copper-gold occurrences at Hushamu, Hep, Red Dog and Island Copper are located at or near the intersections of these conjugate fault systems. An interpretation of airborne magnetometer survey data also shows the regional scale west-northwesterly trending faults and the secondary, conjugate set of northeasterly trending faults (Dasler et al., 1995).

Geologic Model

The Hushamu-McIntosh porphyry copper-gold occurrence appears to be a telescoped and tilted hydrothermal system. The key elements characterizing this system were described by Perello (1992) as follows:

  a deep porphyry copper-gold environment coincident with intrusive bodies in the Hushamu valley an intermediate phyllic to argillic environment on the slopes of McIntosh Mountain south of Hushamum valley a shallow environment with advanced argillic, high-sulphidation epithermal features on top of McIntosh Mountain.

Data Analysis

The Hushamu Property was evaluated and drilled in the early 1990's and as a result does not have the quality control checks of blanks, standards and routine duplicates that are required in National Instrument 43-101 for current programs. No independent checks were made by the authors at this time due to the elapsed time between drilling in the early 1990’s and this report date and uncertainly over pulp condition, location and if they even still exist. However, a suite of 1,114 archived core sample pulps from pre 1990 drilling were re-analyzed at Chemex in 1991. Chemex had completed the original analysis on these sample pulps.

The 1991 re-analysis was done in order to obtain gold and molybdenum results that were missing from many of the original sample analyses. The 1991 re-analysis created duplicate analyses for copper, gold and molybdenum for a number of samples. These duplicate analysis were compared with the original analyses on scatter plots, and correlation coefficients were obtained.

Copper

A total of 1,110 duplicate copper analyses were obtained and were set out on a scatter plot. There is no indication of any bias with samples falling on both sides of an equal value line. The correlation coefficient was 0.9832.

Gold

A total of 529 duplicate gold analyses were obtained and were set out on a scatter plot. There is no indication of any bias with samples falling on both sides of an equal value line. The correlation coefficient was 0.8011.

Raw Data

The digital data base for the Hushamu copper-gold deposit was received as a series of computer files from Jordex. The files contained the following information: collar coordinates - hole ID, easting, northing, elevation and hole length; Survey Information -hole ID, survey point, azimuth and dip; Assay Information - hole ID, from, to, Cu (%), Au (oz/t), Mo (%), Ag (oz/t) and MOS2 (%); and Geology Information - hole ID, geol. from, geol. to and geologic code. All distances and coordinates are measured in feet. Assay information for silver and MoS2 are incomplete so no further work was done on these variables. The data files were loaded into a computer data base and various validity checks were preformed. Any discrepancies found were corrected. A total of 114 diamond drill holes were used for this study.

The first step in data analysis was to assign a geologic code to every assay interval and then separate the raw data on the basis of geology. Five separate rock types were identified and evaluated. It should be noted that sample length varied from less than 5 ft. to over 10 ft. No attempt was made to standardize sample intervals for this study. Complete results showing simple statistics, histograms and cumulative probability plots are shown for copper and gold in Giroux, (1993). The results are summarized in Tables 2 and 3.

TABLE 2
A Comparison of Simple Statistics for Copper in 5 Rock Domains

Rock Type	N	Mean (%)	S.D.	POP.1 Mean	POP.2 Mean	POP.3 Mean	POP.4 Mean	POP.5 Mean
SPBX	1947	0.098	0.145	0.004	0.010	0.034	0.189	0.582
SLBX	1148	0.138	0.157	0.004	0.012	0.039	0.214	0.749
ANDS	2683	0.192	0.158	0.007	0.022	0.076	0.225	0.848
INTR	671	0.121	0.096	0.010	0.039	0.108	0.199	0.371
ANDZ	317	0.044	0.060	0.001	0.008	0.046	0.159	0.284

Where:	SPBX	=	Siliceous Pyrophyllite Breccia
	SLBX	=	Siliceous Breccia
	ANDS	=	Chlorite/magnetite/biotite/silica altered Andesites & Basalts
	INTR	=	Intrusives - Quartz feldspar porphyry, Diorite, Monzonite
	ANDZ	=	Andesite - relatively unaltered, but having zeolite-epidote alt.

The distribution of copper in siliceous pyrophyllite breccia (SPBX) is different from the distribution of copper in siliceous breccia (SLBX). Copper in SPBX has a lower mean and standard deviation for all samples. When multiple lognormal populations are separated the lowest two populations in both rock types are essentially the same. Population (3) has essentially the same grade in both rock types (0.034 vs 0.039%); this population represents 42% of the data in SPBX while only 27% of SLBX. Populations 4 and 5 represent commercial mineralization, and are also different both in average grade and proportion of total data. For instance population 4 in SPBX consists of 26% of the total data and has a mean of 0.189% Cu while population 4 in SLBX consists of 47.0% of the data and has a mean of 0.214% Cu. Population 5 in SPBX consists of 4% of the data and has a mean of 0.582% Cu while in SLBX population 5 consists of 1% of the data and has a mean of 0.749% Cu.

The distribution of copper in altered andesites and basalts (ANDS) is clearly different from the copper distribution within both silicious breccia units, both in shape and mean grades of all overlapping populations. The ANDS unit should therefore be estimated separately.

The distribution of copper in altered andesites and basalts (ANDS) is also significantly different from copper within the zeolite-epidote altered andesites (ANDZ) with higher grades for copper in all overlapping populations. The zeolite-epidote altered andesite is thought to have been originally located further away from the mineralizing source and post mineralization faulting has brought the ANDZ unit into the area of the main mineralized zone. The two andesite units should be estimated separately to avoid smearing higher grades across fault contacts.

Finally copper distribution within intrusives is different from all other rock units. Intrusives also have 5 overlapping copper populations but the average grades of the two lower populations (representing background) are significantly higher than copper grades within the other four rock types.

TABLE 3
A Comparison of Simple Statistics for Gold in 5 Rock Domains

Rock Type	N	Mean (oz/t)	S.D.	POP.1 Mean (oz/t)	POP.2 Mean (oz/t)	POP.3 Mean (oz/t)	POP.4 Mean (oz/t)	POP.5 Mean (oz/t)
SPBX	1886	0.005	0.005	0.002	0.007	0.015	0.022	0.032
SLBX	1119	0.006	0.006	0.001	0.005	0.012	0.018	0.029
ANDS	2086	0.007	0.007	0.001	0.005	0.010	0.018	0.032
INTR	433	0.005	0.004	0.001	0.004	0.006	0.011	0.023
ANDZ	306	0.002	0.002	0.001	0.003	0.006	0.009

The average grade for gold in all five rock types is very similar, ranging from 0.002 to 0.007 oz Au/t. When the distribution of gold in each rock type is examined more closely they are clearly different. In siliceous pyrophyllite breccia, for example, 70 % of the total data are in population 1 with a mean grade of 0.002 oz Au/t while in siliceous breccia only 25 % of the data are in population 1 with a mean of 0.001 oz Au/t. Siliceous pyrophyllite breccia, on the other hand, contains two anomalous populations (2 % of data with mean grade 0.022 oz Au/ton and 1 % of the data with mean grade 0.032 oz Au/ton). Both of these populations contain more gold than the most anomalous population in siliceous breccia.

Gold distribution in altered andesites and basalts (“ANDS”) appears very similar to siliceous pyrophyllite breccia when the mean values for each population are compared. The proportions of these 5 populations, however, are clearly different which indicates how the various mineralizing events are mixed (Giroux, 1993). The three anomalous populations in altered andesites and basalts are also significantly higher in gold grade than the three anomalous populations in zeolite-epidote altered andesites.

As a result of this preliminary study on the original sample data it is evident that individual rock domains are sufficiently different to warrant treating them separately.

Composites

Composites, 20 feet in length, were formed within each rock domain. Composites less than 10 feet in length were added to adjoining composites of similar rock type and isolated composites less than 10 feet in length were removed from the file. Composites were subdivided into the same five domains described in the previous section, ie. SPBX, SLBX, ANDS, ANDZ and INTR. Again simple statistics, histograms and cumulative probability plots were used to analyse the distributions of copper, gold and molybdenum within each rock type. The results are all shown in Giroux, (1993) and summarized in Tables 4 to 6 below.

TABLE 4
A Comparison of Simple Statistics for Copper in 20 Foot Composites
from Different Geologic Domains

Rock Type	N	Mean (%)	S.D.	POP.1 Mean (%)	POP.2 Mean (%)	POP.3 Mean (%)	POP.4 Mean (%)	POP.5 Mean (%)
SPBX	977	0.095	0.125	0.002	0.015	0.086	0.248	0.495
Proportion of Total				2.0	53.0	25.0	16.0	4.0
SLBX	558	0.136	0.138	0.003	0.011	0.040	0.159	0.375
Proportion of Total				2.0	20.0	26.0	36.0	16.0
ANDS	1289	0.189	0.143	0.007	0.018	0.081	0.201	0.398
Proportion of Total				5.0	10.0	25.0	40.0	20.0
INTR	341	0.121	0.090	0.008	0.016	0.041	0.139	0.363
Proportion of Total				5.0	10.0	17.0	64.0	4.0
ANDZ	152	0.044	0.054	0.005	0.012	0.039	0.108	0.216
Proportion of Total				15.0	37.0	27.0	17.5	3.5

TABLE 5
A Comparison of Simple Statistics for Gold in 20 Foot Composites
for Different Geological Domains

ROCK TYPE	n	MEAN (oz/t)	S.D.	Pop.1 Mean (oz/t)	Pop.2 Mean (oz/t)	Pop.3 Mean (oz/t)	Pop.4 Mean (oz/t)	Pop.5 Mean (oz/t)
SPBX	956	0.005	0.005	0.002	0.006	0.012	0.018	0.026
Proportion of Total				64	27.4	4.3	2.8	1.5
SLBX	551	0.006	0.005	0.002	0.005	0.013	0.020	0.029
Proportion of Total				30.0	56.0	11.0	2.0	1.0
ANDS	1078	0.006	0.006	0.001	0.007	0.017	0.023	0.028
Proportion of Total				40.0	50.0	7.0	2.0	1.0
INTR	256	0.004	0.004	0.001	0.004	0.011	0.013	0.018
Proportion of Total				40.0	52.0	4.0	3.0	1.0
ANDZ	147	0.002	0.001	0.001	0.004	0.008
Proportion of Total				85.0	13.3	1.7

TABLE 6
A Comparison of Simple Statistics for Molybdenum in 20 Foot Composites
for Different Geologic Domains

Rock Type	n	Mean (%)	S.D.	POP.1 Mean (%)	POP.2 Mean (%)	POP.3 Mean (%)	POP.4 Mean (%)	POP.5 Mean (%)
SPBX	970	0.011	0.008	0.002	0.006	0.012	0.021	0.038
Proportion of Total				14.0	37.0	31.0	15.0	3.0
SLBX	532	0.011	0.008	0.001	0.005	0.013	0.021	0.034
Proportion of Total				5.0	45.0	35.0	10.0	5.0
ANDS	1053	0.005	0.004	0.002	0.005	0.013	0.019	0.024
Proportion of Total				35.0	52.0	11.0	1.0	1.0
INTR	260	0.004	0.004	0.002	0.005	0.011	0.020
Proportion of Total				45.4	46.0	6.2	1.7
ANDZ	120	0.002	0.002	0.001	0.004	0.007
Proportion of Total				84.0	13.0	3.0

The results again show clear differences in both grades and proportions of overlapping mineralized populations for each variable within each domain. To combine rock types for estimation would produce smoothed average gradesthat would not honour the original geology.

Copper-gold Correlation

In any multi-element deposit it is important to understand how the different elements, in this case copper and gold, are spatially related. Most economic analysis is based on a single value for each selective mining unit (block). For the Hushamu deposit, gold will provide a significant contribution to any economic evaluation. A study of copper-gold correlation was undertaken to examine the copper-gold relationship. Dasler (1993) discusses two possible mineralized systems at Hushamu: a lower porphyry copper-gold system surrounding quartz feldspar porphyry dykes and an upper, more removed, gold-copper (enargite) zone. This upper zone, thought to be a result of late stage mineralized fluids seeping upward along structural conduits, would now lie above the 1200 ft. elevation. Drill hole samples from above 1200 ft. were compared with samples below 1000 ft. to avoid any overlap. The siliceous pyrophyllite breccia which occurs mainly above 1200 ft. shows little difference in correlation or scatter. The siliceous breccia unit shows better correlation and less scatter in the lower zone, as does the altered andesite unit. The intrusive and zeolite-altered andesite both occur mainly in the lower zone; these two units show reasonable correlation between copper and gold.

In conclusion there is a reasonable correlation between high gold values and high copper values for most rock types and the correlation coefficients reflect this agreement. In the area of economic cut-offs, however, the relationship is essentially random. A sample containing between 0.1 % to 0.3 % copper may contain anywhere from 0.001 to 0.02 oz/ton gold.

Semi-Variogram Analysis

In nature the grade or value of a particular sample in three dimensional space is expected to be affected by its position and its relationship with its neighbors, (i.e. mineralization is not usually random and is influenced by such things as rock porosity, fracturing, distance from source etc.) The fundamental principal behind geostatistics, developed by George Matheron, takes this dependence into account and is known as the theory of regionalized variables. The procedure or tool to quantify both the amount and direction of this dependence is called the semi-variogram.

Semi-variograms Copper

Four directional horizontal relative semi-variograms were produced for copper in each of the five geologic domains. For copper within SPBX, SLBX and INTR units in the horizontal plane, no anisotropy could be modeled. In the vertical direction, however, a geometrical anisotropy was evident within each of these three units. Copper in altered andesites and basalts (ANDS) showed a pronounced geometric anisotropy in both the horizontal and vertical planes. The direction of maximum horizontal continuity was N 45o W and the direction of maximum vertical continuity was plunging 60o to the NW. Copper in zeolite-epidote andesite (ANDZ) was assumed to be isotropic in all directions, because there was insufficient data to prove otherwise.

The results for all copper models are shown in Giroux, (1993) and summarized in table 7.

TABLE 7
Summary of Semi-Variogram Parameters for Copper

Domain	Nugget Effect	Sill	Horizontal Range Maximum (ft)	Horizontal Range Minimum (ft)	Vertical Range (ft)
SPBX	0.50	2.00	250.0	*	600.0
SLBX	0.40	0.90	200.0	*	450.0
ANDS	0.05	0.45	600.0	150.0	300.0 Plunging 60° N 45 W
INTR	0.04	0.58	800.0	*	250.0
ANDZ	0.01	2.00	600.0	*	0
* Isotropic Model

Semi-variograms Gold

Four directional horizontal relative semi-variograms were produced for gold in each of the five domains. As for copper, gold within the SPBX, SLBX and INTR units was assumed to be isotropic in the horizontal plane. In the vertical direction, however, a geometrical anisotropy was evident for each of these three units. Gold in altered andesites and basalts (ANDS) also showed a pronounced geometric anisotropy in both the horizontal and vertical planes, in the same directions as copper. Gold in zeolite-epidote andesite (ANDZ) was assumed to be isotropic in all directions; there was insufficient data to prove otherwise.

The results for all gold models are shown in Giroux, (1993) and summarized in table 8.

TABLE 8
Summary of Semi-Variogram Parameters for Gold

Domain	Nugget Effect	Sill	Horizontal Range Maximum (ft)	Horizontal Range Minimum (ft)	Vertical Range (ft)
SPBX	0.10	1.40	225.0	*	600.0
SLBX	0.05	0.65	600.0	*	100.0
ANDS	0.01	1.00	700.0	85.0	300.0 Plunging 60[o] N 45 W
INTR	0.01	1.00	350.0	*	300.0
ANDZ	0.50	1.70	600.0	*	0
* Isotropic Models

Block Estimation by Kriging

Kriging, commonly referred to as BLUE (best, linear, unbiased estimator), is a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized.

Block Model

A geologic block model consisting of 503,580 blocks, each 100 x 100 x 40 feet, was completed by P. Dasler and SRK. This model was contained between the following limits:

  227,000 E -238,000 E
  240,000 N-250,900 N
  400 Level -2040 Level

The cross sections with geologic boundaries were then digitized and these digitized boundaries were plotted on level plans. The geologic interpretation was then completed on the level plans between sections;

the geologic interpretation was validated using the original cross sections. Next, the completed level plans were digitized. A geologic block model was the created from the digital plans and cross sections.

Each block was labeled with one of the following codes:

0	-	Air
10	-	Background
50	-	Overburden
101	-	Siliceous Pyrophyllite Breccia (SPBX)
102	-	Siliceous Breccia (SLBX)
103	-	Chlorite/Magnetite/Biotite/Silica altered Andesite (ANDS)
104	-	Intrusives - Quartz Feldspar Porphyry, Diorite, Monzonite (INTR)
105	-	Andesite - Relatively unaltered with Zeolite-Epidote (ANDZ)

Kriged Results

A total of 46,515 blocks each 100 x 100 x 40 ft. were estimated for one of 5 possible rock units by ordinary kriging. Search ellipses for each geologic domain (rock unit) were based on the range of the semi-variogram for the variable within that domain.

A standard tonnage factor of 0.0873 tons per cu. ft. (S.G. 2.80) was supplied by Jordex. The total grade tonnage for the in situ geologic resource is shown in table 9.

TABLE 9
Grade -Tonnage
Classed Measured+Indicated

Cut-off (Cu %)	Tons > Cut-off (tonnes)	Grade > Cut-off
		Cu (%)	Au (g/t)
0.10	583,470,000	0.197	0.240
0.15	387,250,000	0.234	0.274
0.20	230,850,000	0.275	0.309
0.21	210,600,000	0.282	0.309
0.22	183,990,000	0.292	0.343
0.23	163,210,000	0.300	0.343
0.24	141,100,000	0.310	0.343
0.25	122,440,000	0.320	0.377
0.26	105,650,000	0.331	0.377
0.27	92,950,000	0.340	0.377
0.28	82,710,000	0.348	0.411
0.29	71,120,000	0.359	0.411
0.30	63,740,000	0.366	0.411
0.31	56,390,000	0.374	0.411
0.32	48,790,000	0.383	0.446
0.33	42,170,000	0.392	0.446
0.34	36,940,000	0.401	0.446

Results

Classification of a large porphyry system estimated in blocks presents a challenge and any method is extremely subjective. One procedure is based on the kriged estimation error. This measurement takes into account the distance of data from the block being estimated and the semi-variogram parameters and quantifies the estimation error as a function of the block grade. By plotting a histogram of the relative estimation errors for all individual blocks calculated, one can see the distribution of relative errors. The subjectivity comes in determining the relative breaks between the classifications. Table 10 sets out the results for the resource at several copper cut-offs.

TABLE 10
Summary of Resource Estimation

Class	Cu Cut-off (%)	Tonnage Above Cut-off Million Tonnes	Grade Cu (%)	Grade Au (g/t)

Measured	0.10	87.7	0.21	0.206
Indicated	0.10	495.8	0.20	0.240
Measured + Indicated	0.10	583.5	0.20	0.240
Inferred	0.10	151.9	0.19	0.274

Measured	0.20	39.2	0.29	0.309
Indicated	0.20	191.7	0.27	0.309
Measured + Indicated	0.20	230.9	0.28	0.309
Inferred	0.20	52.8	0.28	0.377

Measured	0.30	14.0	0.37	0.411
Indicated	0.30	49.7	0.37	0.411
Measured + Indicated	0.30	63.7	0.37	0.411
Inferred	0.30	18.2	0.35	0.480

Conclusions

The quality and quantity of data available on the Hushamu Project is sufficient to estimate and outline a mineral resource for copper and gold. At this time and metal prices, however, the writers are of the opinion that the grades estimated for copper and gold are not sufficient to warrant further work.

If the project is to advance at a later date with better economic conditions, additional drilling will be required to increase the confidence in the areas considered for initial mining. Of particular importance is the area below Mcintosh Mt. where a significant amount of blocks greater than 0.2% cu are in the inferred category.

Any future drilling should be accompanied by a complete QA-QC program including:

-	Company supplied blanks inserted into the assay stream at a rate of approximately 1 in 30;
-	Company supplied standards for Cu and Au, preferably in several grade ranges, inserted into the assay stream at the rate of approximately 1 in 30; and
-	Company supplied duplicate samples inserted into the assay stream at the rate of approximately 1 in 30.

In this manner every assay tray of samples should have a blank, standard and replicate sample to establish quality control and quality assurance.

Other Property Interests

Pursuant to an agreement dated October 7, 2002 CRS has the right to acquire all of the issued and outstanding shares in the capital of Corriente Argentina Inc. (the “Corriente Shares”) from Corriente Resources Inc. of Vancouver, British Columbia, Canada for the following consideration:

(a)	US$25,000 (which sum has been paid);
(b)	US$25,000 and 100,000 shares of CRS on October 7, 2003;
(c)	100,000 shares of CRS on October 7, 2004;
(d)	100,000 shares of CRS on October 7, 2005;
(e)	US$100,000 on October 7, 2006; and
(f)	US$1,000,000 on October 7, 2007.

In the event CRS does not make a required payment or share issuance CRS has agreed it will transfer to Corriente Resources Inc. the Corriente Shares and CRS will have no further obligations with respect to any further payments or share issuances.

Corriente Argentina Inc. is the owner of all of the issued and outstanding shares in the capital of Corriente Argentina S.A. which in turn is the owner of the Taca Taca Lower Property located in Salta Province, Northwestern Argentina.

CRS is currently undertaking its due diligence on the Taca Taca Lower Property as well as Corriente Argentina Inc. and Corriente Argentina S.A.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Item 5 provides the operating and financial review of both the Company and CRS.

This discussion should be read in conjunction with the audited financial statements of the Company and CRS and related notes included therein.

All statements other than statements of historical facts included in this Form 20-F, including, without limitation, the statements under “Operating and Financial Review and Prospects,” “Information on the Company,” and “Property, Plant and Equipment” and located elsewhere herein regarding industry prospects and the Company’s and CRS’ financial positions are forward-looking statements. Although both the Company and CRS believe that the expectations reflected in such forward-looking statements are reasonable, neither can give any assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from either the Company’s or CRS’ expectations (“Cautionary Statements”) are disclosed in this Form 20-F, including, without limitation, in conjunction with the forward-looking statements included in this Form 20-F under “Item 3(D) – Risk Factors.” All subsequent written and oral forward-looking statements attributed to the Company or CRS or persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statement. There is significant risk that actual results will vary, perhaps materially from results projected depending on such factors as changes in general economic conditions, financial markets, copper prices and other metals, technology and exploration hazards.

A. Operating Results

Operating Results of the Company

United States Generally Accepted Accounting Principles

See Note 8 to the financial statements of the Company for a comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

Fiscal year ended December 31, 2002 compared to fiscal year ended December 31, 2001

The Company’s expenses for the year ended December 31, 2002 were $65,928 compared to $58,417 for the year ended December 31, 2001 as a result of an increase in accounting and audit fees and transfer agent fees of $2,421 and $2,668 respectively.

The Company incurred a net loss of $54,628 for the year ended December 31, 2002 compared to $37,053 for the year ended December 31, 2001, and had interest income of $11,300 in the year ended December 31, 2002 compared to $21,364 in the year ended December 31, 2001. The Company did not have any other income in fiscal 2002 and 2001.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

There were no material differences between Canadian GAAP and United States GAAP during this period.

Fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000

The Company's expenses for the year ended December 31, 2001 were $58,417 as compared to $22,839 for the fiscal year ended December 31, 2000 (being from the date of the Company’s inception on March 3, 2000). The increase was due to primarily to the payment of $36,000 in office expenses paid in the year ended December 31, 2001 (compared to nil in the year ended December 31, 2000).

The Company incurred a net loss of $37,053 for the year ended December 31, 2001, compared to a net loss of $8,837 for the year ended December 31, 2000.

The Company had interest income of $21,364 in the year ended December 31, 2001 and interest income of $14,002 in the year ended December 31, 2000. The Company did not have any other income in the years ended December 31, 2001 and 2000.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.

Under Canadian GAAP, it is appropriate to defer mineral property acquisition costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that it is unlikely exploration activities will be pursued on the property. Under US GAAP, mineral property acquisition costs are expensed until it can be proven that economically viable reserves are present on the property and the company has the ability and intention to pursue exploitation of those reserves.

Had CRS followed US GAAP, the net loss for the year ending December 31, 2002 would be $1,049,687 compared to $31,034 under Canadian GAAP as a result of expensing mineral property acquisition costs of $1,018,653.

Operating Results of CRS

United States Generally Accepted Accounting Principles

See Note 10 to the consolidated financial statements of CRS for a comparison of Canadian GAAP and United States GAAP as applicable to CRS’s operations. Under United States GAAP, it is preferable that all mineral property acquisitions, and exploration and development expenditures be expensed in the year incurred in an exploration stage company.

As CRS was incorporated on October 3, 2001 and did not commence operations until 2002 no year to year comparisons can be made. Its expenses for the year ended December 31, 2002 were $31,034, mainly reflected in professional fees relating to due diligence and technical analysis of its Properties. CRS incurred a net loss of $31,034 for this year. In 2002, CRS incurred $1,018,653 in property acquisition costs in acquiring the Redstone and Hushamu Properties, entering into an option agreement to acquire the Casino Property, and a deposit on the Taca Taca Property. CRS did not incur any mineral exploration or development costs during fiscal 2002.

Comparison of Canadian GAAP and United States GAAP as applicable to CRS’s operations.

There were no material differences between Canadian GAAP and United States GAAP during this period.

B. Liquidity and Capital Resources

Liquidity and Capital Resources of the Company

To date, virtually all funding for the Company’s s business and ongoing operations has come from common share issuances. During the year ended December 31, 2000, the Company raised approximately $650,771 (net of issuing costs of $48,229) in equity. No further funds were raised until 2002 when the Company raised $10,050 by the exercise of warrants.

The Company’s cash position (including temporary investments) at December 31, 2002 was $550,115 as compared to $606,617 at December 31, 2001, representing a 9% decrease.

The Company’s net working capital position (current assets less current liabilities) decreased to $560,303 in the year ended December 31, 2002 from $604,881 in the year ended December 31, 2001 due primarily to a decrease in interest revenue from $21,364 in the year ended December 31, 2001 to $11,300 in the year ended December 31, 2002 and the increase of audit and filing fees.

In the year ended December 31, 2001, interest revenue provided sufficient cash to pay 36% of the operating overhead, leaving a loss of $37,053. In the year ended December 31, 2002 interest revenue provided sufficient cash to pay 17% of the operating overhead, leaving a loss of $54,628.

Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s Liquidity and Capital Resources.

The difference between the Canadian and U.S. bases that affects the Company’s financial statements is the disclosure employed for certain stock options issued to directors in 2000.

Under the Canadian basis, the issuance of these options does not require any pro-forma fair value disclosure in the Company’s financial statements unless the options were issued subsequent to January, 2001. Under the U.S. basis rules, the issuance of such options necessitates pro forma disclosure of the fair value effects of the issuance of these options on net loss and net loss per common share. The pro forma expense recorded in the pro form disclosure is calculated based on the fair value of the options issued to these directors using the Black Sholes option pricing model.

The fair value of each option granted was estimated at the date of grant using the Black Scholes pricing model with the following weighted average assumptions: risk free interest rates of 5.95%; dividend yield of nil; volatility factor of the expected market price of the Company’s common stock of 105% and a weighted average expected life of the option of 5 years.

Liquidity and Capital Resources of CRS

In management’s view, given the nature of CRS’s operation, which consists of exploration and evaluation of mining properties, the most meaningful financial information relates primarily to current liquidity and solvency. CRS’s financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing the properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by CRS is largely dependent upon factors beyond its control such as the market value of the metals produced.

CRS’s historical capital needs have been met by equity subscriptions. CRS does not expect to receive income from any of its properties in the foreseeable future. CRS does not now and does not in the future expect to engage in currency hedging to offset any risk of currency fluctuations.

As at the year ending December 31, 2002, CRS had working capital of $2,423,200.

In November 2002, CRS completed an initial private placement of 5,060,000 units at a price of $0.01 per unit for gross proceeds of $50,600. Each unit is comprised of one common share and one half share purchase warrant, with each full share purchase warrant entitling the holder to purchase one additional share at $1.50 per share at any time during the two year period commencing from the date CRS either gained a listing of its shares on a stock exchange or inter-dealer trading system or was acquired by a company listed on a stock exchange or inter-dealer trading system. In December 2002 CRS undertook a second private placement of 3,015,000 units at a price of $1.00 per unit for gross proceeds of $3,015,000. Each unit is comprised of one common share and one share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional share at $1.50 per share at any time during the two year period commencing from the date CRS either gained a listing of its shares on a stock exchange or inter-dealer trading system or was acquired by a company listed on a stock exchange or inter-dealer trading system. By December 31, 2002 CRS received cash proceeds of $2,415,000 and the balance of $600,000 was received in early January 2003. CRS issued 112,500 units as a finder’s fee for the second private placement.

The funds raised by way of the two private placements were used to make acquisition payments on CRS’ properties, a reserve for further exploration on CRS’ Redstone Property, further acquisitions and for working capital purposes.

Comparison of Canadian GAAP and United States GAAP as applicable to CRS’s Liquidity and Capital Resources.

The difference between the Canadian and United States GAAP that affects these financial statements pertains to stock subscriptions receivable but unpaid at the balance sheet date. Under Canadian GAAP, subscriptions receivable may be accrued as a receivable provided that they are received subsequent to period end. Under U.S. GAAP, such stock subscriptions receivable must be accounted for as a reduction in share capital at the balance sheet date.

Had CRS followed U.S GAAP, the assets of CRS at December 31, 2002 would total $2,342,183 compared to $3,960,836 under Canadian GAAP and CRS’s shareholders equity under US GAAP would be $1,394,981 as compared to $3,013,634 under Canadian GAAP.

The Company is in the acquisition and exploration stage on its Properties and therefore has no regular cash flow. In the short term, the Company expects that its existing capital requirements arising from the evaluation of its existing Properties and fulfilling its future acquisition costs and planned exploration expenditures will be met from the Company's working capital. The Company has property payment and exploration commitments of $1,361,320 in 2003 and 2004. In the event the Company will acquire additional capital in order to finance further acquisitions, undertake exploration and development of mineral properties or for general and administrative expenses it will be dependant on raising funds by the issuance of shares. Due to the general uncertainties of the financial markets, the Company cannot guarantee that it will be successful in raising any additional funds required.

In the long term, the Company's financial success will be dependent on the extent to which it can discover mineralization and establish the economic viability of developing the Properties. Such development may take years to complete and future cash flows, if any, are difficult to determine with any certainty. The realization value of any mineralization discovered by the Company is largely dependent on factors beyond the Company's control such as the market value of the metals produced, mining regulations in Canada and foreign exchange rates.

None of the Company’s Properties are currently producing.

Critical Accounting Policies

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. As described below, signicant estimates and assumptions are used in determining the application of the going concern concept and the deferral of costs incurred for mineral properties, deferred explorations and assets held for sale. The Company evaluates its estimates on an ongoing basis and bases them on various assumptions that are believed to be reasonable under the circumstances. The Company’s estimates form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the policies for mineral properties and deferred exploration are critical accounting policies that affect judgments and estimates used in the preparation of the Company’s financial statements.

The Company considers that its mineral properties have the characteristics of property, plant and equipment, and, accordingly defers acquisition and exploration costs under Canadian generally accepted accounting principles. The recoverability of mineral property and future deferred exploration expenditures is dependant upon the discovery of economically recoverable reserves and on the future profitable production or proceeds from disposition, of the Company’s properties.

Changes in circumstances in the future, many of which are outside of management’s control, will impact on the Company’s estimates of future recoverability of net amounts to be realized from their assets. Such factors include, but are not limited to, the availability of financing, the identification of economically recoverable reserves, co-venture decisions and developments, market prices of minerals, the Company’s plans and intentions with respect to is assets and other industry and competitor developments.

The Company has not yet begun exploring its mineral properties and has not yet determined whether the properties contain mineral reserves that are economically recoverable. Development of any property may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The sales value of any mineralization discovered by the Company is largely dependant upon factors beyond the Company’s control, such as the market value of minerals recovered.

The Company believes it has the ability to obtain the necessary financing to meet commitments and liabilities as they become payable and that economically recoverable reserves will be discovered.

While the Company believes that economically recoverable reserves will be identified, and that the value of the assets held for sale will be recovered, there is no assurance that this will occur. Failure to discover economically recoverable reserves will require the Company to write-offs costs capitalized to date.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information as of May 27, 2003 about the Company’s current directors and senior management:

Name	Age	Position	Other Reporting Companies in Canada or the United States
			Company	Position
Anthony Floyd	52	President and Director	Inca Pacific Resources Inc.	President and Director
Robert Pirooz	38	Vice President, Secretary and Director	Pan American Silver Corp.	Vice President of Legal Affairs
Ross Beaty	51	Director	Pan American Silver Corp.	Chairman of the Board and Chief Executive Officer
Aziz Shariff	54	Director	Intergulf Resources Corp.	Director
Aly Alibhai	25	Director	Fortress IT Corporation	Director

Robert Pirooz, Vice-President, Secretary and Director

Mr. Pirooz is currently the Vice-President of Legal Affairs of Pan American Silver Corp. (TSX; NASDAQ). Mr. Pirooz studied commerce at Dalhousie University and received a law degree from the University of British Columbia in 1989. Mr. Pirooz practised law in Vancouver and Victoria, British Columbia from May 1990 to February 1998 primarily in the areas of corporate and commercial and securities law. Mr. Pirooz served as General Counsel, Vice-President and Secretary of Pan American Silver Corp. (TSX; NASDAQ) from April 1998 to October 2000 and from October 2000 to December 2002 was General Counsel and Vice President of the BCR Group of Companies. Mr. Pirooz is currently a lawyer and business consultant providing services to a variety of clients and serving a variety of posts within his clients’ companies.

Anthony Floyd, President and Director

Mr. Floyd has been the President and Director of Inca Pacific Resources Inc. since April 1994. In addition Mr. Floyd was a Director of Grayd Resources Inc. from January 2001 to September 2002. Mr. Floyd graduated with a Bachelor of Science in Geology (Honours) from the University of Nottingham in England, and in 1972 received a Masters of Science in Mineral Exploration form the University of Leicester in England. In 1992, Mr. Floyd obtained a P. Geo from the Association of Professional Engineers & Geoscientists of British Columbia.

Ross Beaty, Director

Mr. Beaty is currently the Chairman of the Board and Chief Executive Officer of Pan American Silver Corp. (TSX; NASDAQ). Mr. Beaty was also the Chairman and Chief Executive Officer of Equinox Resources Ltd. from May 1985 to April 1994 and Da Capo Resources Ltd. from April 1994 to September 1996. Mr. Beaty graduated from the University of British Columbia with Bachelor of Science in Geology in 1974 and a Masters of Science in Geology from the University of London in 1975. In addition Mr. Beaty received a law degree from the University of British Columbia in 1979. Mr. Beaty is a Fellow of the Geological Association of Canada and the Canadian Institute of Mining and Metallurgy. In 1997, Mr. Beaty obtained a P. Geo from the Association of Professional Engineers and Geoscientists of British Columbia.

Aziz Shariff, Director

Mr. Shariff was the Chief Executive Officer, President, Director and a Promoter of the Company from March 8, 2000 to May 23, 2003. Mr. Shariff continues as a director of the Company. Mr Shariff is an independent investor and institutional fundraiser operating through a number of corporations and offices in the United States, Canada and Dubai, Middle East. He is the President of Trimark Trading, an international institution in Dubai, Middle East. Since 1989, Mr. Shariff has been involved with the Hunter Dickinson Group of Companies, and Hunter Dickinson Inc., a Canadian company that operates publicly traded mineral exploration and mine development companies around the world. Mr. Shariff is qualified as a Member of the Institute of Chartered Accountants in England and Wales.

Aly Alibhai, Director

Mr. Alibhai received his Bachelor of Science in Cell Biology and Genetics with a Minor in Commerce from the University of British Columbia in May, 2000 and is currently an Analyst with Trimark Projects Ltd., a diversified financial services company. Mr. Alibhai is a Candidate for the Chartered Financial Analyst designation and has recently completed Level 2 of the CFA program. Mr. Alibhai is currently a director of the Company (April 2000 – present) and Fortress IT Corporation. (June 20, 2000 – present).

Neither the Company nor any of its officers, directors or controlling shareholders has (i) been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, (ii) entered into a settlement agreement with a Canadian securities regulatory authority, or (iii) been subject to any other penalties or sanctions imposed by a court or regulatory authority that would likely be considered important to a reasonable investor making an investment decision.

B. Executive Compensation

There are presently two Executive Officers of the Company namely, Anthony Floyd (President) and Robert Pirooz (Vice-President and Secretary). “Executive Officer” means the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or a subsidiary who performs a policy-making function for the Company whether or not that person is also a director of the Company or the subsidiary, and the chairman and any vice-chairman of the board of directors of the Company if that person performs the functions of that office on a full-time basis.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s Executive Officers:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus($)	Other Annual Compen- sation ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compen- sation ($)
Aziz Shariff, President and Chief Executive Officer(2)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 22,533 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Aly Alibhai, Chief Financial Officer (2)	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(1) Nil 3,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Note:

(1)	22,533 stock options, each exercisable until March 5, 2005 at a price of $1.50 per share, were granted to Aly Alibhai subsequent to December 31, 2002.
(2)	Resigned on May 23, 2003.
(3)	Exercisable until September 5, 2005 at a price of $1.50 per share.

Options and Stock Appreciation Rights (SARs)

No stock options were granted to the Executive Officers during the most recently completed financial year.

Until 2003 the Company did not maintain a formal plan under which stock options were granted. In May, 2003 the Company implemented a “rolling” Stock Option Plan whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The purpose of the Stock Option Plan is to provide the Company with a share related mechanism to enable the Company and its subsidiaries to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers, for their contribution toward the long term goals of the Company and its subsidiaries and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The following information is intended as a brief description of the Stock Option Plan:

1.
The maximum number of shares that may be issued, from time to time, upon the exercise of stock options granted under the Stock Option Plan shall not exceed 10% of the Company’s issued shares, the exercise price of which, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.
The board of directors shall not grant options to any one person in any one year which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to consultants or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company.

3.
Upon expiry of an option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Stock Option Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

4.
If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 30th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Stock Option Plan.

As of June 3, 2003 no stock options have been granted under the Stock Option Plan. See Item 6(c) for details of the stock options held by all of the Company’s Directors and members of its administrative, supervisory and management bodies.

The following table sets forth details of all exercises of stock options or SARs during the most recently completed fiscal year by each of the Executive Officers and the fiscal year end value of unexercised options or SARs on an aggregated basis:

Aggregated option/SAR exercises during the most recently
completed financial year and financial year-end option/SAR values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at December 31, 2002		Value of Unexercised in-the- Money Options/SARs at December 31, 2002
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Aziz Shariff, President & Chief Executive Officer	Nil	Nil	22,533	Nil	N/A	Nil
Aly Alibhai, Chief Financial Officer	Nil	Nil	3,000	Nil	N/A	Nil

Notes:

(1)
“Aggregate Value Realized” is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date of exercise and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Executive Officer.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of the Company’s directors have received any manner of compensation for services provided in their capacity as directors during the Company’s most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have LTIP awards pursuant to which cash or non-cash compensation is intended to serve as an incentive for performance whereby performance is measured by reference to financial performance or the price of the Company’s securities, was paid or distributed.

Defined Benefit or Actuarial Plan Disclosure

The Company has no defined benefit or actuarial plans.

C. Board Practices

The Board of Directors of the Company is currently comprised of Anthony Floyd, Robert Pirooz, Ross Beaty, Aziz Shariff and Aly Alibhai. Each director of the Company is elected annually and holds office until the next Annual General Meeting of the Members unless that person ceases to be a Director before then. The Board of Directors currently has one committee; the Audit Committee. The Audit Committee is comprised of Messrs. Pirooz, Shariff and Alibhai. This committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company does not have any compensatory plan or arrangement which will result from the resignation, retirement or other termination of employment of any Directors and/or member of the Company’s administrative, supervisory or management bodies or from a change of control of the Company or a change in any of such persons’ responsibilities following a change of control.

D. Employees

The Company has no full time employees. Two of the directors of the Company are geologists, namely Anthony Floyd and Ross Beaty. Commencing January 1, 2003 the President of the Company, Anthony Floyd, receives remuneration of $5,000 per month plus benefits, and the Vice-President and Secretary of the Company, Robert Pirooz, receives $5,416.66 per month plus benefits.

E. Share Ownership

The following table lists as of June 3, 2003, the share ownership, including options and share purchase warrants of all of the Company’s Directors and members of its administrative, supervisory and management bodies. The Company has only one class of shares, common, with no par value and all of the common shares have the same voting rights.

Name	Number of Shares Held	Percentage of Shares Held (%) (1)	Number of Stock Options Held	Number of Share Purchase Warrants Held	Exercise Price ($)	Expiration Date
Anthony Floyd	400,000	4.23	Nil	200,000	$1.50	May 23, 2005
Robert Pirooz	400,000	4.23	Nil	200,000	$1.50	May 23,,2005
Ross Beaty	3,625,001	38.33	Nil	1,812,500(2)	$1.50	May 23, 2005
Aziz Shariff	390,000	4.12	22,533	90,000	$1.50 $1.50	Mar. 5, 2005 Mar. 23,2005
Aly Alibhai	10,000	N/A	3,000 22,533	10,000	$1.50 $1.50 $1.50	Sept.5, 2005 Mar. 5, 2005 May 23, 2005

(1)	The percentage ownership is based on 9,456,201 shares outstanding as of June 3, 2003.
(2)	Issued to Kestrel Holdings Inc., a private company controlled by Ross Beaty.

None of the aforementioned options or share purchase warrants were issued to officers, directors or senior management of the Company as part of a compensation plan.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of June 3, 2003, to the best of the Company’s knowledge, the following parties have ownership of 5% or greater of the Company’s common shares, all of which have the same voting rights attached thereto as all other common shares of the Company:

Name	Number of Common Shares Held	Percentage of Common Shares Held

Ross Beaty	3,625,001	38.33%
Exploration Capital Partners 2000 Limited Partnership and Global Resource Investments Ltd. acting in concert	1,906,500	19.95%
Adolf H. Lundin	600,000	6.2%

As of May 27, 2003 the Company had 63 shareholders of record of which 5,428,151 shares were held by 30 shareholders of record resident in Canada.

Other than as disclosed above the Company is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Company. The Company is not aware of any arrangements the operation of which may at a future date result in a change in control of the Company.

B. Related Party Transactions

The Company

Included in office services expenses for the year ended December 31, 2002 the Company paid $36,000 (2001-$36,000, 2000$nil) for rent and office services by a company that employed a director of the Company. Included in accounts payable and accrued liabilities at December 31, 2002 is $Nil (2001- $3,000) owing to the same related company for such office services.

CRS

A director of CRS advanced to CRS in 2002 by way of a loan the sum of $267,223. There are no specific terms of repayment for this amount, which was non-interest bearing and unsecured. The loan was repaid in April, 2003.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statement and Other Financial Information

See Item 17 for Financial Statements of the Company and CRS.

The Company knows of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor is the Company involved as a plaintiff in any material pending litigation.

The Company knows of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

To the best of the Management’s knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

Subsequent to the year ended December 31, 2002, the Company and CRS entered into the Securities Exchange Agreement, and the Company completed the Acquisition, Consolidation, and Private Placement, and changed its name to Lumina Copper Corp.

Item 9. THE LISTING

A. Listing Details and Markets

The Common Shares of the Company are listed on the Exchange under the symbol LUM. The following table sets out the market price range of the Common Shares on the Exchange for each full quarterly period within each of the calendar years indicated:

Market Prices	High ($)	Low ($)	Average Trading Volume

Annual High and Low
2002	0.50	0.08	12,318
2001	0.60	0.17	2,936
2000 (Sept.5/00 to Dec 31/00)	0.77	0.42	58,870

Quarterly High and Low
1st Quarter – 2002	0.50	0.25	3,750
2nd Quarter – 2002	0.35	0.22	3,750
3rd Quarter – 2002	0.20	0.08	18,385
4th Quarter – 2002	0.11	0.11	2,000

1st Quarter – 2001	0.62	0.45	2,688
2nd Quarter – 2001	0.40	0.40	2,000
3rd Quarter – 2001	0.45	0.30	1,611
4th Quarter – 2001	0.35	0.17	6,300

1st Quarter – 2000	n/a	n/a	n/a
2nd Quarter – 2000	n/a	n/a	n/a
3rd Quarter – 2000 <from Mar/00>	0.77	0.55	152,450
4th Quarter – 2000	0.73	0.42	3,235

Most Recent Six Months(1)
May 2003	2.00	1.85	51,000
April 2003	n/a	n/a	n/a
March 2003	n/a	n/a	n/a
February 2003	n/a	n/a	n/a
January 2003	n/a	n/a	n/a
December 2002	n/a	n/a	n/a

Notes
(1)	the common shares of the Company were halted from trading from November 22, 2002 to May 28, 2003 pending the completion of the Acquisition.

There is no active trading market for the Common Shares in the United States, although United States residents may purchase Common Shares in Canada.

The Form 20-F registration statement becomes automatically effective August 10, 2003, being 60 days from the date of the first filing of the Form 20-F being June 11, 2003. As a foreign private issuer the Company will be subject to certain of the reporting obligations of the Act including:

(1)
filing an annual report, on a Form 20-F, within 6 months after the end of the Company’s fiscal year end which form must include audited financial statements in compliance with US GAAP and US accounting standards; and

(2)
filing periodic reports on Form 6-K, any “significant information” with respect to the Company and its subsidiaries which the Company (i) is required to make public in its own country, (ii) has filed with a non-U.S. stock exchange on which the Company’s securities are traded and which the exchange has make public, or (iii) has distributed to holders of its securities, either directly or through a press release.

As a foreign private issuer the Company is not be subject to the reporting obligations of the proxy rules of Section 14 of the Act nor the short-swing profit recovery provisions contained in Section 16 of the Act.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

(1)	Authorized - 100,000,000 common shares without par value

(2)	Share capital has been issued as follows:

	Number of
Issued:	Common	Amount
	Shares/Units

Balance, March 3, 2000 (1)	-	$-
Issued for Cash:
Shares to seed shareholders on March 31, 2000	6,280,000	498,000
Shares from initial public offering on September 5, 2000	1,340,000	201,000
Share issue costs	-	(48,229)

Balance, December 31, 2000 and December 31, 2001	7,620,000	650,771
Issued for Cash:
Shares from exercise of warrants	67,000	10,050

Balance December 31, 2002	7,687,000	660,821
Issued Capital after share consolidation of 10 to 1	768,700	-
8,187,501 shares and 5,657,500 warrants issued to 34	8,187,501	6,550,000
shareholders of CRS (post-consolidated) on May 23 2003
Units issued pursuant to Private Placement	500,000	500,000
(post-consolidated) on May 23, 2003 to 3 placees(2)

Balance May 23, 2003	9,456,201	$8,271,642

(1)	Date of incorporation of the Company.
(2)	Each unit is comprised of one common share and one common share purchase warrant, with each share purchase warrant entitling the holder to purchase one additional common share at a price of $1.50 per share until May 23, 2005.

As of June 3, 2003 there are 471,000 Common Shares of the Company (the “First Escrow Shares”) held in escrow pursuant to an escrow agreement dated March 31, 2000 between the Company, the Company’s transfer agent Pacific Corporate Trust Company and certain of the Company’s shareholders (the “Escrow Agreement”).

As of June 3, 2003, 3,795,000 of the 8,187,500 common shares issued by the Company to complete the Acquisition are held in escrow pursuant to the terms of a Value Security Escrow Agreement entered into among the Company, the Company’s transfer agent, Pacific Corporate Trust Company and certain of those shareholders of the Company who either constituted “principals” of CRS as defined by Exchange Policies and those who originally paid $0.01 for shares in CRS.

Both the Escrow Agreement and the Value Security Escrow Agreement provide that the shares may be voted by the holders prior to being released from escrow and may be transferred within escrow, subject to Exchange approval. The shares held by a shareholder who ceases to be a principal shall remain subject to the respective escrow provisions.

In accordance with the terms of the Escrow Agreement and the Value Security Escrow Agreement, so long as the Company is classified as a Tier 1 Issuer under Exchange Policies, the shares subject to escrow will be released from escrow as to 25% of the shares upon completion of the Qualifying Transaction (which shares were released from escrow on May 27, 2003), and 25% of the shares after each of the next three six month periods thereafter.

(3) Options

As of June 3, 2003 options to purchase a total of 76,200 common shares of the Company were outstanding as follows:

Date of Grant	Number Outstanding	Exercise Price	Expiry Date

March 5, 2000	45,066	$1.50	March 5, 2005
September 5, 2002	31,134	$1.50	Sept.5, 2005

(4) Share Purchase Warrants

As at June 3, 2003, the Company had the following share purchase warrants outstanding to purchase shares of the Company:

Number of	Potential	Exercisable	Exercise
Warrants	Number of	Until	Price
Outstanding	Shares to		Per Share
	be Issued
5,657,500	5,657,500	May 23, 2005	$1.50
500,000	500,000	May 23, 2005	$1.50

B.	Memorandum and Articles of Incorporation

(1)	The Company’s objects and purposes as set forth in the Company’s Memorandum and Articles: The Company’s Memorandum and Articles are silent as to the Company’s objects and purposes.

(2)	Matters relating to Directors of the Company:

(a)	Directors’ power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 16.1 of the Company’s Articles provide that: “A director who is, in any way, directly or indirectly, interested in a proposed contract or transaction with the Company shall be counted in the quorum at any meeting of the directors at which the proposed contract or transaction is approved.”

Part 16.2 of the Company’s Articles provide that: “A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the (BC Act), no contract or transaction entered into by or on behalf of the Company in which a director is any way interested shall be liable to be voided by reason thereof.”

Part 16.3 of the Company’s Articles provide that: “Subject to compliance with the provisions of the (BC Act), a director or his firm may act in a professional capacity for the Company and he or his form shall be entitled to remuneration for professional services as if he were not a director.”

Part 16.4 of the Company’s Articles provide that: “A director may be or become a director or other officer or employee of, or otherwise interested in, any other corporation or firm, whether or not the Company is interested therein as a shareholder or otherwise, and, subject to compliance with the provisions of the (BC Act), such director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, officer or employee of, or from his interest in, such other corporation or firm.”

(b) Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 13.2 of the Company’s Articles provides that: "The remuneration of the directors as such may from time to time be determined by the directors or, if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specifically occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.”

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 9.1 of the Company’s Articles provides that: “The directors may from time to time authorize the Company to: (a) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they in their absolute discretion think fit; (b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and (c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company, both present and future.”

(d) The Company’s Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement:

(3) Rights, preferences and restrictions attaching to each class of shares:

(a) Dividend rights, including time limit after which dividend entitlement lapses:

Pursuant to Part 21 of the Company’s Articles, the Company’s shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors. Neither the BC Act nor the Company’s Articles provides for lapses in dividend entitlement.

(b) Voting rights; staggered re-election intervals; cumulative voting:

Each of the Company’s Common Shares entitles the holder to one vote at any annual or special meeting of shareholders. Holders of the Company’s Preferred Shares are not entitled to vote at such meeting (except where holders of a specified class or series of shares are entitled to vote separately as a class as provided in the BC Act). Directors of the Company may from time to time prior to issuance of Preferred Shares of a particular series, alter the Company’s Memorandum to fix the number of Preferred Shares in and to determine the designation of the Preferred shares of, that series and alter the Articles to create, define and attach special rights and restrictions to the Preferred Shares, including, among other things, any voting rights or rights upon dissolution, liquidation or winding-up of the Company.

The Company’s Articles provide for election of directors on a rotation basis.

The Company’s shareholders do not have cumulative voting.

(c) Rights to share in surplus in event of liquidation:

Subject to the special rights and restrictions that may be attached to a particular series of Preferred Shares by the directors of the Company, in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Preferred Shares will be entitled to receive, before any distribution of any part of the assets of the Company among the holders of other shares, for each Preferred Share, an amount equal to the redemption price of such share and any dividends declared thereon and unpaid and no more.

(d) Other:

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the directors and in compliance with the BC Act, purchase any of its shares at the price and upon the terms specified in such resolution. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may by resolution, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected.

Holders of the Company’s Common Shares do not have rights to share in the profits of the Company. There are no redemption or sinking fund provisions with respect to the Company’s Common Shares. Common shareholders have no liability as to further capital calls by the Company. There are no provisions discriminating against any existing or prospective holder of the Company’s Common Shares as a result of such shareholder owning a substantial number of the Company’s Common Shares. Holders of the Company’s Common Shares do not have pre-emptive rights.

(4) Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

(5) Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 9 of the Company’s Articles indicate that annual general meetings shall be held in accordance with the requirements of BC Act, being within 15 months from the date of incorporation and thereafter once in every calendar year at such time, not being more than 13 months after the holding of the last preceding annual general meeting, at a place as the directors shall appoint.

Special Meetings

Part 9.2 of the Company’s Articles state that "The directors may, whenever they think fit, convene an extraordinary general meeting for whatever purpose or purposes the directors may determine.” An extraordinary general meeting may also be convened if requisitioned in accordance with the BC Act, by the directors or, if not convened by the directors, by the requisitionists as provided in the BC Act.

Part 9.3 of the Company’s Articles provides that "A notice convening a general meeting specifying the place, the day and the hour of the meeting, and, in case of special business as defined in article 10.1, the general nature of that business, shall be given as provided in the (BC Act), to members entitled to receive such notice from the Company. No notice need be given of business that is not special business. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.”

(6) Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA. "WTO investor" generally means:

(a)	an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)	governments of WTO members; and

(c)	entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold was $184,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $184,000,000 (in 1999) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a)	the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)	the effect of the investment on exports from Canada;

(c)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)	the effect of the investment on competition within any industry or industries in Canada;

(f)	the compatibility of the investment with national industrial, economical and cultural policies;

(g)
the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)	the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

(7) Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company’s Memorandum or Articles.

(8) Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days of the date in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

(9) Significant differences between law applicable to the Company and law of the United States.

See 8 above.

(10) Conditions imposed by the Company’s Memorandum and Articles that are more stringent than required by law.

None

C. Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See “Item 10(D) – Taxation.”

There is no limitation imposed by Canadian law or by the constituent documents of the Company on the right of a non-resident to hold or vote Common Shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporations or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisitions of control by a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition which has been completed, the acquired Canadian business would be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, an injunction or a court order directing disposition of assets or shares.

D. Taxation

The following is a general discussion of certain possible Canadian and United Sates federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences.

THE DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF COMMON SHARES OF THE COMPANY AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE CANADIAN OR UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF COMMON SHARES OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF COMMON SHARES OF THE COMPANY.

U. S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a company or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

A “U.S. Resident” means a U.S. Holder who (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Convention”); (ii) is not currently, nor has previously been a resident of Canada or deemed to be a resident of Canada for the purposes of the Income Tax Act (Canada) (herein referred to as the “Canada Tax Act”) at any time while the holder has held common shares; (iii) holds his or her common shares as capital property; (iv) deals at arm’s length with the Company for the purposes of the Canada Tax Act; and (v) does not use or hold, and is not deemed under the Canada Tax Act to use or hold, such common shares in carrying a business or performing independent services in Canada. Common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure or concern in the nature of trade.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the current provisions of the Canada Tax Act and the regulations (the “Regulations”) enacted thereunder as at the date hereof, the Company’s understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency, all specific proposals to amend the Canada Tax Act and the Regulations publicly announced by the Minister of Finance before the date hereof (the “Proposed Amendments”) and the provisions of the Convention as at the date hereof. This summary does not take into account provincial, territorial or foreign income tax considerations (see “United States Federal Income Tax Consequences” below), and does not take into account or anticipate any changes in law, whether by judicial, governmental or legislation decision or action except to the extent of the Proposed Amendments. No assurance can be given that any of the Proposed Amendments will be enacted into law or that legislation will implement the Proposed Amendments in the manner now proposed.

Distribution on Common Shares of the Company

Under the Convention, dividends which are paid or credited, or are deemed to be paid or credited, to a U.S. Resident in respect of the common shares will generally be subject to Canadian withholding tax at a rate of 5% of the gross amount of the dividends if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company or 15% of the gross amount of the dividends if the beneficial owner of the dividends is any other U.S. Resident (other than certain exempt organizations referred to in Article XXI of the Convention).

Disposition of Common Shares of the Company

A U.S. Resident will generally not be subject to tax under the Canada Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless such common shares are “taxable Canadian property”, as defined in the Canada Tax Act, to the U.S. Resident. The common shares will not generally constitute taxable Canadian property to a U.S. Resident unless either (i) at any time during the five year period ending at the time of the disposition of the common shares by such U.S. Resident, 25% or more of the issued shares (and in the view of the Canada Customs and Revenue Agency, taking into account any rights to acquire shares) of any class or series of the capital stock of the Company were owned by such U.S. Resident, persons with whom the U.S. Resident did not deal at arm’s length or such U.S. Resident together with such persons, or (ii) the U.S. Resident’s common shares are otherwise deemed to be taxable Canadian property. Capital gains realized on the disposition of common shares that constitute taxable Canadian property to a U.S. Resident will nevertheless, by virtue of the Convention, not be subject to tax under the Canadian Tax Act, provided that shares of the Company do not derive their value principally from real property, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, situated in Canada at the time of disposition.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holders’ federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sales of exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to companies receiving dividends from certain United States companies. A U.S. Holder which is a company may, under certain circumstances, be entitled to a 70% or 80% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% or 20%, respectively, of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid, and the proceeds of a sales of Company’s common shares, will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the Company or paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, amount which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be a capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Lower long-term capital gain rates will apply if the U.S. Holder is an individual, estate or trust and such U.S. Holder has held the common shares for more than eighteen months. Deduction for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 50% (60% in the first year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company”. In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 7% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign Company or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the current fiscal year and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will able to satisfy record keeping requirements which will be imposed on a Qualified Electing Fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such Company qualifies as a PFIC may elect to be subject to United States federal income taxation under one of two alternative tax regimes. In the event that no such election is made, the PFIC rules will apply. The following is a discussion of the two alternative elective tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign Company” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Company” below).

Assuming that the Company satisfies record-keeping requirements, a U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly and indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF or mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly and indirectly, by citizens or residents of the United States, United States domestic partnerships and companies or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign Company” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in

U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

E. Documents on Display

The Documents concerning the Company which are referred to in this Form 20-F are either annexed hereto as exhibits (See Item 19) or may be inspected at the principal offices of the Company.

F. Dividends and paying agents

N/A

G. Statements by Experts

The financial statements for the last three fiscal years in the case of the Company and the consolidated financial statements for the last two fiscal years in the case of CRS included in this Form 20-F have been audited by Grant Thornton, LLP as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing and their consent and authorization. Such firm's address is Suite 2800, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N3.

This Form 20-F contains excerpts from mineral property reports written by David Pawliuk, Ross Banner, C.M. Rebagliati and Andrew Gourlay and each party has given their consent and authorization for the use of such excerpts from their respective reports in this Form 20-F.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Qualitative Information about Market Risk

Currency Exchange Rate Sensitivity

The results of the Company’s operations are subject to currency transnational risk and currency transaction risk. Regarding currency transnational risk, the operating results and financial position of the Company and Company’s subsidiaries are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will therefore have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

In regards to transaction risk, the Company’s functional currency is the Canadian dollar and its activities are predominantly executed using the Canadian dollar. The Company incurs a relatively small portion of its expenses in U.S. dollars. The Company’s common shares are listed on the Exchange and are bought and sold in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

The Company currently has no short term or long term debt requiring interest payments. As a result, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

Commodity Price Sensitivity

The future revenue and profitability of the Company will be dependent, to a significant extent, upon prevailing spot market prices for copper/gold. In the past copper/gold prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for copper/gold, market uncertainty and a variety of additional factors that are beyond the control of the Company. The Company’s Properties are in the exploration phase and accordingly the Company is not generating any operating revenues and is therefore not subject to any short term volatility in the prices of copper/gold. As the Company is in the exploration phase, the above factors have had no material impact on operations or income. No futures or forward contracts have been entered into by the Company.

PART II

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

Item 13. DEFAULTS, DIVIDENTD ARREARAGES AND DELINQUENCIES

None

Item 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

PART III

Item 17. FINANCIAL STATEMENTS

The consolidated financial statements of the Company and CRS have been prepared on the basis of Canadian GAAP. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial Statements of the Company:

Auditors’ Report dated February 7, 2003 (Except as to Note7(b) which is at March 19, 2003)

Audited Consolidated Balance Sheets as of December 31, 2002 and 2001

Audited Consolidated Statements of Operation and Deficit for the Fiscal Periods Ended December 31, 2002, 2001 and 2000

Audited Consolidated Statement of Cash Flows for the Fiscal Periods Ended December 31, 2002, 2001 and 2000

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31, 2002, 2001 and 2000

Financial Statements of CRS:

Auditor’s Report dated February 12, 2003(Except as to Note 9 which is at March 19, 2003)

Audited Consolidated Balance Sheets as of December 31, 2002 and from inception on October 3, 2001 to December 31, 2001

Audited Consolidated Statements of Operations and Deficit for the Fiscal periods Ended December 31, 2002 and from inception on October 3, 2001 to December 31, 2001

Audited Consolidated Statements of Cash Flows for the Fiscal Periods Ended December 31, 2002 and from inception on October 3, 2001 to December 31, 2001

Notes to the Audited Consolidated Financial Statements for the Fiscal Periods Ended December 31 2001 and 2001

Unaudited Pro-Forma Financial Statements

Unaudited Pro-Forma Consolidated Balance Sheet as at December 31, 2002

Unaudited Pro-Forma Consolidated Statement of Operations for the Year Ended December 31, 2002.

Notes to the Pro-Forma Consolidated Financial Statements for the Year Ended December 31, 2002

All other financial statement schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

Item 18. FINANCIAL STATEMENTS

The Company has elected to report under Item 17.

Item 19. EXHIBITS

3.1	Memorandum and Articles of Incorporation

10.1	Altered Memorandum re Change of Name

10.2	Option Agreement dated July 15, 2002 between CRS and Great Basin Gold Ltd. regarding the Casino Property

10.3	Option Agreement dated September 24, 2002 between CRS and Redstone Resources, Inc., a company controlled by Newmont Mining Corporation regarding the Redstone Property

10.4
Agreement dated August 21, 2002 between CRS and iTech Capital Corp. (formerly Jordex Resources Ltd.) regarding the Acquisition of 100% of Moraga Resources Corp., which in turn owns the Hushamu Property

10.5	Stock Option Plan

23.1	Consent of Auditors

23.2	Consent of Andrew Gourlay

23.3	Consent of C.M. Rebagliati

23.4	Consent of Ross Banner

23.5	Consent of David Pawliuk

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 3, 2003	LUMINA COPPER CORP.

	By:	/s/Anthony Floyd
Anthony Floyd, President

FIRST TRIMARK VENTURES INC.
(A Development Stage Enterprise)

Financial Statements
December 31, 2002, 2001 and 2000

Auditors’ Report

To the Directors of
First Trimark Ventures Inc.

We have audited the balance sheets of First Trimark Ventures Inc. (A Development Stage Enterprise) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for each of the three fiscal periods then ended and for the period from inception to December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three fiscal periods then ended and for the period from inception (March 3, 2000) to December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	Chartered Accountants
February 7, 2003
(Except as to Note 7 (b) which is as of
March 19, 2003)

FIRST TRIMARK VENTURES INC.
(A Development Stage Enterprise)
Balance Sheets
As at December 31,

	2002	2001

Current Assets
Cash and cash equivalents	$31,115	$606,617
Temporary investments	519,000	$
GST and interest receivable	18,275	6,264

	$568,390	$612,881

Current Liabilities
Accounts payable and accrued liabilities	$8,087	$8,000

Shareholders’ Equity
Capital Stock (Note 3)	660,821	650,771

Deficit accumulated during the development stage	(100,518)	(45,890)

	560,303	604,881

	$568,390	$612,881

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.
(A Development Stage Enterprise)
Statements of Operations and Deficit

	For the period			For the period
	from Inception			from Inception
	(March 3, 2000)	For the Years Ended		(March 3, 2000)
	to December 31,	December 31,		to December 31,
	2002	2002	2001	2000

Expenses
Accounting and audit fees	30,281	11,351	8,930	10,000
Filing and transfer agent fees	12,896	6,667	3,999	2,230
Legal fees	21,713	7,121	6,592	8,000
Office and other	7,002	1,497	2,896	2,609
Office services	72,000	36,000	36,000	-
Travel and promotion	3,292	3,292	-	-

Expenses and loss before
undernoted	(147,184)	(65,928)	(58,417)	(22,839)

Interest income	46,666	11,300	21,364	14,002

Net loss for the period	(100,518)	(54,628)	(37,053)	(8,837)

Deficit – Beginning of period	-	(45,890)	(8,837)	-

Deficit – End of period	$(100,518)	$(100,518)	$(45,890)	$(8,837)

Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighed average common shares
outstanding	7,398,245	7,675,252	7,620,000	6,502,928

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.
(A Development Stage Enterprise)
Statements of Cash Flows

	For the period			For the period
	from Inception			from Inception
	(March 3, 2000)	For the Years Ended		(March 3, 2000)
	to December 31,	December 31, to December 31,
	2002	2002	2001	2000

Cash flows from (used for):

Operating activities
Net loss for the period	$(100,518)	$(54,628)	$(37,053)	$(8,837)

Changes in non-cash working
capital
GST and interest receivable	(18,275)	(12,011)	(3,645)	(2,619)
Prepaid expense	-	-	1,500	(1,500)
Accounts payable and
Accrued liabilities	8,087	87	3,000	5,000

	(110,706)	(66,552)	(36,198)	(7,956)

Financing activities
Issuance of capital stock	709,050	10,050	-	699,000
Financing costs	(48,229)	-	-	(48,229)

	660,821	10,050	-	650,771

Investing activities
Temporary investments	(519,000)	(519,000)	-	-

Increase (decrease) in cash and
cash equivalents	31,115	(575,502)	(36,198)	642,815

Cash and cash equivalents –
Beginning of Period	-	606,617	642,815	-

Cash and cash equivalents –
End of Period	$31,115	$31,115	$606,617	$642,815

See Accompanying Notes to the Financial Statements

FIRST TRIMARK VENTURES INC.
(A Development Stage Enterprise)
Notes to the Financial Statements

1.

Nature and continuance of operations

The Company was incorporated under the Company Act (British Columbia) on March 3, 2000 and obtained a listing as a Capital Pool Company pursuant to the policies of the TSX Venture Exchange (formerly the Canadian Venture Exchange) (“the Exchange”) on September 5, 2000.

The principal business of the Company is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses (“a Qualifying Transaction”) and, once identified and evaluated, to negotiate an acquisition or participation subject to receipt of shareholder approval and acceptance for filing by the Exchange. Until the completion of a Qualifying Transaction, the Company will not carry on any business other than the identification and evaluation of assets or businesses in connection with a potential Qualifying Transaction.

2.

Significant accounting policies

Basis of presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 8.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing securities with maturities at their purchase dates of three months or less.

Temporary investments

Temporary investments are recorded at the lesser of cost and their market value.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses carried forward to future years for tax purposes.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent it is more likely than not that future income tax assets will not be realized.

2.

Significant accounting policies, continued

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. The average includes outstanding common shares issued in a reporting period from their date of issuance. The effect of nil (December 31, 2001 – 134,000) unexercised warrants and 536,667 (December 31, 2001 – 762,000) unexercised options convertible into 536,667 (December 31, 2001 – 896,000) is not reflected in fully diluted loss per share as the effect of their conversion is anti-dilutive.

Stock based compensation

Effective January 1, 2002 the Company adopted the new recommendations of CICA handbook Section 3870, stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. For the purpose of this Section, employees include directors who receive stock compensation for services provided as a director since all directors are elected by the Company’s shareholders. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

3.	Capital stock

a)	Authorized

	100,000,000 preferred shares, non-voting, redeemable and retractable, non-
	cumulative and without par value
	100,000,000 common shares, without par value

b)	Issued
		Number of
	Common	Shares	Amount

	Balance – March 3, 2000 (date of incorporation)	-	$-
	Issued for cash:
	- to seed shareholders	6,280,000	498,000
	- upon initial public offering	1,340,000	201,000
	Share issue costs	-	(48,229)

	Balance –December 31, 2000 and 2001	7,620,000	650,771
	Issued for Cash:
	- for exercise of warrants	67,000	10,050

	Balance December 31, 2002	7,687,000	$660,821

3.	Capital stock, continued

The 6,280,000 common shares that were issued for cash to seed shareholders are held in escrow and will be released pro rata to the shareholders in accordance with Section 11 of Policy 2.4 of the Exchange. The escrowed shares are subject to the direction and determination of the Exchange. Specifically, the escrowed shares may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the consent of the Exchange.

	c)	Stock options

The Company has outstanding stock options held by directors and officers enabling them to acquire up to 536,667 (2001 and 2000 – 762,000) common shares of the company. The exercise price is $0.15 per share and they are exercisable until September 5, 2005. Prior to the completion by the Company of a Qualifying Transaction that has been accepted for filing by the Exchange, any shares issued as a result of the exercise of these options are subject to escrow in accordance with Policy 2.4 of the Exchange.

A summary of the status of the Company’s stock options as of December 31, 2002, 2001and 2000 is as follows:

	2002		2001		2000

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price	of shares	price	of shares	price

Outstanding -
beginning of
period	762,000	$0.15	762,000	$0.15	-
Granted during
the period	-	-	-	-	762,000	$0.15
Cancelled
during the
period	(225,333)	$0.15	-	-	-

Outstanding –
end of period	536,667	$0.15	762,000	$0.15	762,000	$0.15

The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:

Options Outstanding and Exercisable

Weighted
		average	Weighted
		remaining	average
Exercise	Number	contractual life	exercise
price	outstanding	(years)	price

$0.15	536,667	2.7	$0.15

3.	Capital stock, continued

d)

Warrants

In conjunction with the Company’s initial public offering (“IPO”), the Company granted non-transferable common share purchase warrants to the agent of the IPO. Warrant activity for the periods ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000

Outstanding
- beginning of period	134,000	$0.15	134,000	$0.15	-	-
Expired	(67,000)	$0.15	-	-	-	-
Exercised	(67,000)	$0.15	-	-	-	-
Granted	-	-	-	-	134,000	$0.15

Outstanding
- end of period	-		134,000	$0.15	134,000	$0.15

Warrants Outstanding and Exercisable

Weighted
			average	Weighted
			remaining	average
	Exercise	Numder	contractual life	exercise
Year	price	outstanding	(years)	price

2002	-	-	-	-
2001	$0.15	134,000	0.18	$0.15
2000	$0.15	134,000	1.18	$0.15

4.	Income Taxes

The Company has approximately $129,400 (2001 - $65,200) of non-capital losses for tax purposes that can be carried forward to reduce taxable income in future years. These losses expire as follows:

2007	$18,500
2008	46,700
2009	64,200

4.	Income Taxes continued

The tax effects of differences that give rise to future income tax assets are as follows:

	2002	2001	2000

Future income tax assets
Non-capital loss carry-forward	$51,000	$25,800	$8,100
Financing costs deductible in future
years	7,600	11,500	17,000

	58,400	37,300	25,100

Less: Valuation allowance	(58,400)	(37,300)	(25,100)

	$-	$-	$-

The Company believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not to be realized. Accordingly, the Company has recorded a full valuation allowance.

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to the (loss) earnings for the period as follows:

	2002	2001	2000

(Recovery) of provision for income taxes based
on a combined statutory income tax rate of
39.62% (2001 - 44.62, 2000 – 45.62%	$(21,600)	$(16,530)	(4,030)
Deductible financing costs	(3,800)	(4,300)	$(4,400)
Valuation allowance	25,400	20,830	8,430

Provision for income taxes	$-	$-	$-

5.	Related Party Transactions

Included in office services expense for the year ended December 31, 2002 is $36,000 (2001 - $36,000, 2000 $nil) charged for rent and office services by a company that employs a director of the Company. These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities at December 31, 2002 is $Nil (2001 - $3,000) owing to the same related company for such office services.

6.	Financial instruments

Interest rate risk exposures All of the Company’s financial instruments are non-interest bearing, except for cash and cash equivalents that earn interest at market rates.

6.

Financial instruments, continued

Fair values

The fair values of the Company’s financial instruments approximate their carrying values given their short term to maturity.

Credit risk exposures

The Company’s exposures to credit risk are as indicated by the carrying amount of its cash and cash equivalents and its GST receivable. The Company is potentially exposed to a concentration of credit risk through its cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high quality financial institutions.

7.	Subsequent Events

a)
Stock Options
On February 7, 2003, the Company granted stock options to a director for the purchase of up to 225,333 common shares of the Company, at a price of $0.15 per share, for a period expiring on March 5, 2005.

Any shares issued upon the exercise of these stock options will be subject to a four-month hold period expiring on June 7, 2003.

b)

Reverse Take-over
On January 27, 2003, the Company entered into a Securities Exchange Agreement (“SEA”) with CRS Copper Resources Corp. (“CRS”) and CRS’ securities holders. CRS is a company incorporated under the B.C. Companies Act carrying on the acquisition, exploration and development of advanced stage copper properties.

Upon closing the transaction, the Company will consolidate its common shares on a one for ten basis.

The transaction is intended to serve as the company’s qualifying transaction for purposes of the policies of the TSX.

Completion of the proposed transaction is subject to a number of conditions, including but not limited to, TSX acceptance and shareholder approval.

Under the terms of the SEA, the Company will issue 8,187,501 post-consolidated common shares and warrants to purchase 5,657,500 post-consolidation shares at $1.50 per share for a period of two years. The transaction will be accounted for as a reverse take-over as the former shareholders of CRS will obtain control of the Company.

The Company will have the option of raising an additional $500,000 on or before the closing transaction. These funds will be raised through the issuance of 500,000 units at $1.00 per unit. Each unit will consist of one post consolidated share and one non-transferable share purchase warrant entitling the holder to purchase one additional post consolidated share at $1.50 until for a period of two years from the closing date of the transaction.

8.

Differences between Canadian and U.S. generally accepted accounting principles and practices

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in one respect from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practice generally accepted in the U.S. The difference between the Canadian and U.S. bases that affects these financial statements is the disclosure employed for certain stock options issued to directors in 2000.

Under the Canadian basis, the issuance of these options does not require any pro-forma fair value disclosure in the Company’s financial statements unless the options were issued subsequent to January, 2001. Under the U.S. basis rules, the issuance of such options necessitates pro forma disclosure of the fair value effects of the issuance of these options on net loss and net loss per common share. The pro forma expense recorded in the pro forma disclosure is calculated based on the fair value of the options issued to these directors using the Black Sholes option pricing model.

The fair value of each option granted was estimated at the date of grant using the Black-Scholes pricing model with the following weighted average assumptions: risk free interest rates of 5.95%; dividend yield of nil; volatility factor of the expected market price of the Company’s common stock of 105% and a weighted average expected life of the option of 5 years.

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the vesting period. The Company’s pro forma information for the periods ended December 31, is as follows:

	2002	2001	2000

Net Loss	$54,628	$37,053	$8,837

SFAS 123 Compensation Expense	-	-	91,440

Pro forma net loss attributable to common
stockholders	54,628	37,053	100,277

Weighted average number of common
shares outstanding	7,675,252	7,620,000	685,998

Pro forma net loss per common share:
Basic and diluted	$0.01	$0.01	$0.15

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

8.

Differences between Canadian and U.S. generally accepted accounting principles and practices, continued

Recent Accounting Pronouncements, continued

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123 "Accounting for Stock-Based Compensation:" (FAS 123) to provide alternative methods of voluntarily transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the company beginning with the company's quarter ended March 31, 2003. The company has no current intention to change its policy of accounting for stock -based compensation.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

Management's preliminary assessment of these recent pronouncements is that they will not have a material impact on the company's financial position or results of operations.

CRS COPPER RESOURCES CORP.
 (A Development Stage Enterprise)

Consolidated Financial Statements

December 31, 2002 and 2001

____________

TABLE OF CONTENTS

Report of Independent Auditors

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

_____________

Report of Independent Auditors

To the Directors of
CRS Copper Resources Corp.

We have audited the consolidated balance sheets of CRS Copper Resources Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and shareholders’ equity and cash flows for the year ended December 31, 2002, the period from inception (October 3, 2001) to December 31, 2001 and for the period from inception (October 3, 2001) to December 31, 2002. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2002 and 2001 and the results of its operations and cash flows for the year ended December 31, 2002, the period from inception (October 3, 2001) to December 31, 2001 and the period from inception to December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada February 12, 2003 (Except as to Note 9 which is as of March 19, 2003)	Chartered Accountants

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Consolidated Balance Sheets
As at December 31, 2002 and 2001

	2002	2001

	$	$

Assets
Current asset
Cash and cash equivalents	2,333,183	-
Subscriptions receivable	600,000	-

	2,933,183	-
Deferred acquisition costs	9,000	-
Mineral properties – Note 4	1,018,653	-

	3,960,836	-

Liabilities & Shareholders’ Equity
Current liabilities
Payables and accruals	35,000	-
Due to related parties – Note 5	267,223	733
Current portion of property purchase obligations – Note 6	207,760	-

	509,983	733
Mineral property purchase obligations – Note 6	437,219	-

	947,202	733

Shareholders’ Equity
Share capital – Note 7	3,045,402	1
Deficit accumulated during the development stage	(31,768)	(734)

	3,013,634	(733)

	3,960,836	-

See accompanying notes to the financial statements.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Consolidated Statements of Operations and Deficit

	For the Period		For the Period
	From Inception,	For the	From Inception,
	(October 3, 2001)	Year ended	(October 3, 2001)
	to December 31,	December 31,	to December 31,
	2002	2002	2001

	$	$	$

Expenses
Filing fees	5,650	5,650	-
Foreign exchange gain	(2,556)	(2,556)	-
Interest and bank charges	563	563	-
Office and general	1,129	1,129	-
Professional fees	26,982	26,248	734

Expenses and net loss for the period	(31,768)	(31,034)	(734)
Deficit, beginning of period	-	(734)	-

Deficit, end of period	(31,768)	(31,768)	(734)

See accompanying notes to the financial statements.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Consolidated Statements of Cash Flows

	For the Period		For the Period
	From Inception,		From Inception,
	(October 3, 2001)		(October 3, 2001)
	to December 31,	December 31,	to December 31,
	2002		2001

	$	$	$

Cash flows from (used for):
Operating activities
Net loss for the period	(31,768)	(31,034)	(734)
Payables and accruals	35,000	35,000	-

	3,232	3,966	(734)

Financing activities
Advances from related parties	267,223	266,490	733
Proceeds from sale of shares	2,465,601	2,465,600	1
Shares issuance costs	(20,199)	(20,199)	-

	2,712,625	2,711,891	734

Investing activities
Mineral properties	(373,674)	(373,674)	-
Deferred acquisition costs	(9,000)	(9,000)	-

	(382,674)	(382,674)	-

Increase in cash flows	2,333,183	2,333,183	-
Cash and cash equivalents, beginning of period	-	-	-

Cash and cash equivalents, end of period	2,333,183	2,333,183	-

Non cash investing and financing transactions
Mineral property purchase obligations	644,979	644,979	-
Subscriptions receivable for allotted shares	600,000	600,000	-

See accompanying notes to the financial statements.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

1.

Operations

CRS Copper Resources Corp. (the “Corporation” or “CRS”) was incorporated October 3, 2001 under the provisions of the Company Act of British Columbia, and began operations in July 2002.

The Corporation is engaged in the identification, acquisition, exploration, development and exploitation of mineral resources. The Corporation’s mineral properties do not contain a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that any exploration program embarked upon by the Corporation will result in a profitable commercial mining operation.

The Corporation is considered to be in the development stage as it has yet to place any of its mineral properties into production. The Corporation is dependent upon share issuances to provide the funding necessary to meet its general operating expenses as they arise and will require additional financing to continue to explore for mineral resources suitable for commercial exploration. There can be no assurance that such additional financing will be available.

2.	Summary of significant accounting policies

(a)

Basis of presentation

These consolidated financial statements are presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles and include the accounts of the corporation and its wholly owned subsidiary, Moraga Resources Limited, from its acquisition on August 22, 2002. The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 10.

(b)

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)

Foreign currency translation

The Corporation translates foreign currency denominated transactions using the temporal method. Monetary assets and liabilities which are denominated in foreign currencies are translated at period-end exchange rates. Non-monetary assets and liabilities and revenues and expenses are translated at rates in effect on the dates of the transactions. The net foreign currency translation gain or loss is included in the statement of operations.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

2.	Summary of significant accounting policies (continued)

(d)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of deposit.

(e)

Deferred acquisition costs

Costs incurred in connection with the acquisition of First Trimark Ventures Inc. (“First Trimark”) (Note 9) have been deferred. These costs will be treated as a cost of acquisition and allocated to the net tangible assets acquired when the acquisition is recorded.

(f)

Mineral properties

The Corporation capitalizes certain costs related to its exploration activities. The costs capitalized include acquisition, holding, and exploration costs less write-offs to date and do not reflect present or future value. If production is attained, these costs will be amortized using the unit-of-production method based on estimated reserves. Costs related to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property likely does not have economically recoverable reserves, that the Corporation is unlikely to pursue exploration activities on that property, or that it is unlikely that adequate title to the property will be obtained.

When properties are acquired under agreements with future acquisition payments to made at the sole discretion of the Corporation, those future payments, whether in cash or shares, are recorded only when the Corporation has made or is obliged to make the payment or issue the shares.

(g)

Income taxes

The Corporation uses the asset and liability method of accounting for income taxes whereby future income tax asset and liability values are determined based on differences between financial statement values of assets and liabilities and their corresponding values for income tax purposes. Future tax asset and liability values are calculated by applying the tax rate expected to be in effect at the time of realization to the amount of the differences. The effect on future income tax assets and liabilities of a change in income tax rates is included in operations in the period of change.

The recorded amount of future income tax assets is limited to the amount of benefit that is likely to be realized. As the Corporation is at the exploration stage and has no source of operating revenues, future income tax assets are recognized only to the extent of future income tax liabilities.

(h)

Financial instruments and concentration of credit risk

Financial instruments consist of cash and cash equivalents, payables and accruals, and property purchase obligations. The Corporation determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses. The recorded amounts of financial instruments approximate their fair values.

Financial instruments that potentially subject the Corporation to concentrations of credit risk, consist primarily of cash. Cash balances consist of deposits with major commercial banks, both directly and through the Corporation’s solicitors’ trust accounts.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

3.

Purchase of Moraga Resources Limited

Pursuant to an agreement dated August 21, 2002 with Itech Capital Corp. (“ITECH”), the Corporation agreed to acquire all the shares of Moraga Resources Limited (“Moraga”), a British Columbia Company, for the following consideration:

	(a)	$35,000 on or before August 22, 2002 (paid in 2002);

	(b)	$25,000 on or before January 1, 2003 (paid in 2002); and

	(c)	$50,000 on or before April 15, 2003.

In addition, the Corporation must pay ITECH interest at the rate of 5% per annum, calculated monthly, on balances owing from August 22, 2002; reimburse ITECH for specified expenses aggregating $15,692; and pay ITECH another $1,000,000 if a decision is made to place the Hushamu property into production. The Hushamu property interest is subject to a 10% Net Profits Royalty payable to a third party.

The only material asset of Moraga as at August 22, 2002 was the Hushamu property interest which was reflected on Moraga’s books at the nominal value of $1. Moraga had no material liabilities. The acquisition costs of Moraga, consisting of the cash payments aggregating $110,000 paid or payable, the specific expenses identified for reimbursement aggregating $15,692 and other costs associated with the acquisition have been capitalized as the Hushamu property interest (Note 4).

The acquisition was accounted for as an asset purchase.

4.	Mineral properties

	Casino	Redstone	Hushamu	Corriente
	Yukon	Northwest	British	Argentina	Total
DESCRIPTION	territory	Territories	Columbia

	$	$	$	$	$
Balance, December 31, 2001	-	-	-	-	-
Acquisition costs	5,000	762,565	143,164	57,924	968,653
Option payments	50,000	-	-	-	50,000

Balance, December 31, 2002	55,000	762,565	143,164	57,924	1,018,653

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

4.

Mineral properties (continued)

Casino Property

Pursuant to an agreement dated July 15, 2002 with Great Basin Gold Ltd., the Corporation acquired an option to purchase a 100% interest in the Casino Deposit claim group located in the Whitehorse Mining Division, Yukon Territory, Canada. The option may be exercised at any time until July 15, 2007 by paying $1,000,000 to Great Basin. Should the corporation not be successful in listing its shares on a recognized stock exchange by December 31, 2003, this option can be cancelled by the vendor. Until it is exercised or it expires, the option can be maintained in good standing by:

	•	issuing 100,000 shares of the Corporation on the date its shares are listing for trading on a stock exchange (the “Listing Date”), subject to regulatory approval;
	•	issuing a warrant to purchase another 100,000 shares of the Corporation on the Listing Date at the maximum discount price possible, exercisable for a period of two years.
	•	issuing a warrant to purchase another 100,000 shares of the Corporation on the first anniversary of the Listing Date at the maximum discount price possible, exercisable for a period of two years.
	•	issuing a warrant to purchase another 100,000 shares of the Corporation on the second anniversary of the Listing Date at the maximum discount price possible, exercisable for a period of two years.
	•	paying $50,000 cash (paid);
	•	paying another $50,000 cash by December 31, 2003 if the Listing Date is later than this date;

The Casino Property encompasses 161 mining claims expiring at varying dates from March 25, 2003 March 25, 2009, all of which are subject to a 5% net profits royalty. A third party has a pre-existing option to purchase 55 claims for $1 and a 10% net profits royalty.

Redstone Property

Pursuant to an agreement dated September 24, 2002 with Redstone Resources Inc., a unit of Newmont Mining Corporation, the Corporation acquired a 100% interest in the Redstone Property by agreeing to pay:

	•	US$100,000 cash on closing (paid in 2002);
	•	US$100,000 cash on March 24, 2003;
	•	US$300,000 cash on March 24, 2004; and
	•	A Net Smelter Returns royalty ranging from 3% to 4%, depending on prevailing commodity price of copper.

A debenture for US$400,000 bearing interest at 0% if payments are made on time, and 15% if a payment is late, dated September 24, 2002, secured by the Redstone Property, was issued to Redstone Resources Inc. as security for the Corporation’s obligations under the agreement.

The Redstone Property consists of 5 mineral leases expiring in 2013 covering 60 units and 5,662 hectares in the Coates Lake area of the Northwest Territories, Canada.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

4.

Mineral properties (continued)

Hushamu Property

During 2002, the Corporation acquired all the outstanding shares of Moraga (Note 3). The only material assets of Moraga are the 144 mineral claims comprising the Hushamu Deposit located on northern Vancouver Island, British Columbia.

Corriente Property

Pursuant to an agreement dated October 7, 2002 the Corporation paid Corriente Resources Inc. a non-refundable deposit of US$25,000 towards the purchase of all the issued and outstanding shares of Corriente Argentina SA (“Corriente”). The Corporation also incurred legal and consulting fees related to this acquisition. Corriente is the beneficial holder of the Taca Taca mining rights, located in the Salta Province, northwestern Argentina.

The closing date of the agreement is to be March 31, 2003 or later as mutually agreed. The purchase price agreed is:

	•	US$25,000 on closing (paid);
	•	US$25,000 and 100,000 of the Corporation’s shares on the first anniversary of the agreement date;
	•	100,000 of the Corporation’s shares on the second and third anniversaries of the agreement date;
	•	US$100,000 on the fourth anniversary of the agreement date;
	•	US$1,000,000 on the fifth anniversary of the agreement date.

Should the acquisition be completed, it will be accounted for as an asset purchase.

Environmental protection practices

The Corporation is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Corporation may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Corporation is not aware of any existing environmental problems related to any of its current or future properties that may result in material liability to the Corporation.

5.	Due to Related Parties The amount consists of advances from shareholders. There are no specific terms of repayment for the amount which is non-interest bearing and unsecured.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

6.      Property purchase Obligations

	2002	2001

	$	$
Balance owing in respect of the acquisition of the
Hushamu Property (Note 3) bearing interest at 5%
per annum, due April 15, 2003, unsecured	50,000	-

Balance owing in respect of the acquisition of the
Redstone Property (Note 3), secured by a debenture
bearing interest at 0% per annum, unless a required
payment is late in which case interest at the rate of
15% per annum is charged from and after the due date.
- Due March 24, 2003 – US $100,000	157,760	-
- Due March 24, 2004 – US $300,000	473,280	-

	681,040	-
Less: imputed interest at 7.50% per annum	(36,061)	-

	644,979	-
Less: current portion	(207,760)	-

	437,219	-

7.      Share Capital

Shares:
Authorized:	100,000,000 common shares without par value
Issued or allotted:
	2002		2001

	Shares	$	Shares	$

Balance, beginning of period	1	1	-	-
Issued for cash @ $ 1	-	-	1	1
Issued for cash @ $0.01 as part of a units offering	5,060,000	50,600	-	-
Issued for cash @ $1.00 as part of a units offering	2,415,000	2,415,000	-	-
Issued as finders fee	112,500	112,500	-	-
Units allotted	600,000	600,000	-	-
Less: finders fee	-	(112,500)	-	-
professional fees	-	(20,199)	-	-

Balance, end of period	8,187,501	3,045,402	1	1

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

7.	Share Capital (continued)

During 2002, the Corporation issued 5,060,000 units at a price of $0.01 per unit. Each unit consisted of one common share and one-half warrant. One whole warrant entitles the holder to purchase one additional common share at $1.50 for two years commencing on the date the Corporation’s shares are publicly traded.

Also during 2002, the Corporation issued 2,415,000 units for cash at $1 per unit, and issued 112,500 units as a finder’s fee. Each unit consists of one common share and one warrant to purchase one additional common share at $1.50 per share within two years of the date the Corporation’s shares begin public trading.

The Corporation also allotted 600,000 units at December 31, 2002. These units each consist of one common share and one warrant to purchase an additional common share at $1.50 per share for two years from the date the Corporation’s shares begin public trading. These units were issued and paid for on January 9, 2003.

Warrants:

At December 31, 2002, the Corporation had outstanding 5,057,500 warrants exercisable at $1.50 per share for two years from the date that the Corporation’s shares become publicly trading. Another 600,000 warrants were issued subsequent to December 31, 2002 as part of the unit issuance referred to above.

8.	Income Taxes

Losses carried forward:

The Corporation has approximately $60,108 (2001 - $734) of non-capital losses for tax purposes that can be carried forward to reduce taxable income in future years. These losses expire as follows:

2008	$734
2009	$59,374

Future income tax assets: The tax effects of differences that give rise to future income tax assets are as follows:

	2002	2001

	$	$

Non-capital loss carry-forward	26,448	328
Financing costs deductible in future years	49,878	-

	76,326	328
Less: Valuation allowance	(76,326)	(328)

	-	-

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

8.

Income Taxes (continued)

The Corporation believes the realization of income tax benefits related to these losses and other potential future income tax assets is uncertain at this time and cannot be viewed as more likely than not. Accordingly, the Corporation has recorded a full valuation allowance.

Provision for income taxes:

The provision for (recovery of) income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to the (loss) earnings for the period as follows:

	2002	2001

	$	$
(Recovery of) provision for income taxes based on a combined
statutory income tax rate of 39.62% (2001 - 44.62%)	(12,300)	(328)
Deductible financing costs	(12,470)	-

	(24,770)	(328)
Less: valuation allowance allocation	24,770	328

Provision for income tax	-	-

9.

Subsequent event

On January 27, 2003, the Corporation entered into a Securities Exchange Agreement (“SEA”) with First Trimark Ventures Inc. (“FTV”) and CRS’ securities holders. FTV is a company incorporated under the B.C. Company Act and is listed as a Capital Pool Corporation pursuant to the policies of the TSX Venture Exchange. The principal business of FTV is to identify and evaluate opportunities for the acquisition of an interest in assets or business.

Under the terms of the SEA, the Corporation’s security holders will receive 8,187,501 post-consolidated common shares of FTV and warrants to purchase 5,657,500 post-consolidated shares of FVT at $1.50 per share for a period of two years. The transaction will be accounted for as a reverse take-over as the Corporation’s former security holders will obtain control of FTV.

Completion of the proposed transaction is subject to a number of conditions, including but not limited to, TSX acceptance and shareholder approval.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

10.

Differences between Canadian and U.S. generally accepted accounting principles and practices

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in two respects from those principles and practices that the corporation would have followed had its financial statements been prepared in accordance with accounting principles and practices accepted in the United States of America (“U.S. GAAP”).

The first difference between the Canadian and U.S. bases that affects these financial statements pertains to stock subscriptions receivable but unpaid at the balance sheet date. Under Canadian GAAP, these subscriptions receivable may be accrued as a receivable provided that they are received subsequent to period end. Under U.S. GAAP, such stock subscriptions receivable must be accounted for as a reduction in share capital at the balance sheet date.

The second difference between U.S. and Canadian GAAP pertains to the capitalization of mineral property acquisition costs. Under Canadian GAAP, it is appropriate to defer these costs until a decision to abandon the property is made, it is determined that the property does not have economically recoverable reserves or that the Corporation is unlikely to pursue exploration activities on the property. Under U.S. GAAP, mineral property acquisition costs are expensed until it can be proven that economically viable reserves are present on the property and the Corporation has the ability and intention to pursue exploitation of these reserves.

Had the Corporation followed U.S. GAAP, the effect on its financial statements of the foregoing differences is set out below:

Consolidated Balance sheet	December	December
	31, 2002	31, 2001

	$	$

Assets under Canadian GAAP	3,960,836	-
Stock subscriptions receivable offset
against share capital under U.S. GAAP	(600,000)	-
Mineral property acquisition costs expensed under U.S. GAAP	(1,018,653)	-

Assets under U.S. GAAP	2,342,183	-

Shareholders’ equity (deficiency) under Canadian GAAP	3,013,634	(733)
Stock subscriptions receivable offset against
share capital under U.S. GAAP	(600,000)	-
Mineral property acquisition costs expensed under U.S. GAAP	(1,018,653)	-

Shareholders’ equity (deficiency) under U.S. GAAP	1,394,981	(733)

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

10.	Differences between Canadian and U.S. generally accepted accounting principles and practices (continued) Consolidated Statement of Operations

	For the Period		For The Period
	From Inception		From Inception,
	(October 3, 2001)		(October 3, 2001)
	to December 31,	December 31,	to December 31,
	2002	2002	2001

Expenses and net loss under Canadian GAAP	(31,768)	(31,034)	(734)
Mineral property acquisition costs expensed
under U.S. GAAP	(1,018,653)	(1,018,653)	-

Expenses and net loss under U.S. GAAP	(1,050,421)	(1,049,687)	(734)

Consolidated Statements of Cash Flows

Cash flows from (used for):

Operating activities under Canadian GAAP	3,232	(734)	3,232
Cash used to acquire mineral properties	(373,674)	-	(373,694)

Operating activities under U.S. GAAP	(1,050,421)	(734)	(1,049,687)

Investing activities under Canadian GAAP	(382,674)	-	(382,674)
Cash used to acquire mineral properties	373,674	-	373,694

Investing activities under U.S. GAAP	(9,000)	-	(9,000)

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

CRS Copper Resources Corp.
(A Development Stage Enterprise)

Notes to Consolidated Financial Statements
For the Periods Ended December 31, 2002 and 2001

10.

Differences between Canadian and U.S. generally accepted accounting principles and practices (continued)

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses accounting for restructuring and similar costs. SFAS No. 146 supercedes previous U.S. accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No.148 "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No.123" (FAS 148). The statement amends SFAS 123 "Accounting for Stock Based Compensation" (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The disclosure provisions will be effective for the Corporation beginning with the Corporation's quarter ended March 31, 2003. The Corporation has no current intention to change its policy of accounting for stock-based compensation.

In November 2002, The FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003.

Management’s preliminary assessment of these recent pronouncements is that they will not have a material impact on the Corporation's financial position or results of operations.

First Trimark Ventures Inc.
Unaudited Pro-forma Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002

The following unaudited pro-forma consolidated balance sheet and unaudited pro-forma consolidated statement of operations have been derived from the audited U.S. GAAP balance sheets of First Trimark Ventures Inc. (“FVT”) and CRS Copper Resources Corp. (“CRS”) as at December 31, 2002 and the audited U.S. GAAP statements of operations of FVT and CRS for the year ended December 31, 2002. The unaudited pro-forma consolidated balance sheet adjusts the foregoing balance sheets to give effect to the acquisition of CRS by FVT as if it had occurred on December 31, 2002. The unaudited pro-forma consolidated statement of operations adjusts the foregoing audited statements of operations to give effect to the acquisition of CRS by FVT as if it had occurred on January 1, 2002. These unaudited pro-forma consolidated financial statements are presented for information purposes only and do not purport to be indicative of the statement of financial position or the results of operations that actually would have resulted if this acquisition had been consummated on the foregoing dates, or which may result from future operations.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the notes thereto and FVT’s and CRS’s financial statements and related notes contained elsewhere in this 20-F filing.

Consolidated Pro-forma Balance Sheet as at December 31, 2002

	CRS	First			Pro-forma
	Copper	Trimark			Consolidated
	Resources	Ventures		Pro-forma	Balance
	Corp.	Inc.	Note 1	Adjustments	Sheet
Assets
Current
Cash and equivalents	$2,333,183	$31,115	(c)	$500,000	$2,864,298
Temporary investments	-	519,000		-	519,000
GST and interest receivable	-	18,275		-	18,275

	2,333,183	568,390		500,000	3,401,573
Deferred acquisition costs	9,000	-	(d)	91,000	-
			(b)	(100,000)

	$2,342,183	$568,390		$491,000	$3,401,573

Liabilities and Shareholders’ Equity
Current liabilities
Payables	$35,000	$8,087	(d)	$91,000	$134,087
Due to related parties	267,223	-		-	267,223
Current portion of mineral
property purchase obligations	207,760	-		-	207,760

	509,983	8,087		91,000	609,070
Mineral property purchase obligations	437,219	-		-	437,219

	947,202	8,087		91,000	1,046,289

Shareholders’ Equity
Capital stock (Note 2)	2,445,402	660,821	(b)(c)	299,482	3,405,705
Deficit	(1,050,421)	(100,518)	(b)	100,518	(1,050,421)

	1,394,981	560,303		400,000	2,355,284

	$2,342,183	$568,390		$491,000	$3,401,573

See accompanying notes to the unaudited pro-forma consolidated financial statements.

First Trimark Ventures Inc.
Unaudited Pro-forma Consolidated Statement of Operations
(Expressed in Canadian Dollars)
Year Ended December 31, 2002

	CRS	First			Pro-forma
	Copper	Trimark			Consolidated
	Resources	Ventures		Pro-forma	Balance
	Corp.	Inc.	Note 1	Adjustments	Sheet

Expenses
Filing fees	$5,650	$6,667		$-	$12,317
Foreign exchange gain	(2,556)	-		-	(2,556)
Interest and bank charges	563	-		-	563
Office and other	1,129	37,497		-	38,626
Professional fees	26,248	18,472		-	44,720
Travel and promotion	-	3,292		-	3,292

Expenses and loss before
undernoted	31,034	65,928		-	96,962

Interest income	-	(11,300)		-	(11,300)

Net loss	$31,034	$54,628		$-	$85,662

See accompanying notes to the unaudited pro-forma consolidated financial statements.

First Trimark Ventures Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002

1.	Pro-forma assumptions and adjustments with respect to proposed transactions

(a)	On completion of the proposed acquisition of CRS by FVT, FVT will consolidate its common shares on a one-for-ten basis.

(b)

Pursuant to a Securities Exchange Agreement entered into between FVT and CRS on January 27, 2003, FVT has agreed to acquire all of the issued and outstanding shares and warrants of CRS in exchange for the issuance of 8,187,501 post-consolidation common shares. FVT has also agreed to issue 5,657,500 warrants in exchange for 5,657,500 CRS warrants. Each FVT warrant entitles its holder to purchase one post-consolidated share at $1.50 per share for a period of two years from the closing of the proposed transaction.

On completion of the proposed transaction, CRS will become a wholly-owned subsidiary of FVT. The transaction will be accounted for by the purchase method, with CRS deemed to be the acquirer, and reported as a reverse take-over (“RTO”) as the shareholders of CRS will obtain control of FVT.

The FVT shares proposed to be issued to acquire the shares of CRS have been recorded in this pro-forma balance sheet based on the estimated fair value of the net identifiable assets of FVT acquired as of December 31, 2002.

The following table summarizes the results of assumptions made with respect to the allocation of aggregate purchase price of FVT:

Allocation

Net assets acquired
Current assets	$568,390
Less: payables and accruals	8,087

$560,303

Consideration
8,187,501 FVT common shares	$460,303
Acquisition costs	100,000

$560,303

This transaction is conditional upon approval from the relevant regulatory authorities and the companies’ shareholders.

Assuming that the company’s shareholders approve the proposed transaction, it is the company’s intention to change its name to “Lumina Copper Corp.”

(c)
FVT has agreed to issue 500,000 units at $1.00 per unit. Each unit will consist of one post-consolidation share and one non-transferable share purchase warrant entitling the holder to purchase one additional post-consolidated share at $1.50 for a period of two years from the closing date of the RTO.

(d)	The company expects to incur $100,000 in acquisition costs to effect the RTO of which $9,000 was incurred at December 31, 2002.

First Trimark Ventures Inc.
Notes to the Unaudited Pro-forma Consolidated Financial Statements
(Expressed in Canadian Dollars)
December 31, 2002

2. Capital stock	Number	Amount

FVT common shares outstanding at assumed date of acquisition	7,687,000	$660,821
One-for-ten share consolidation	(6,918,300)	-
Issue of FVT common shares to acquire all the outstanding
common shares of CRS (Note 1(b))	8,187,501	460,303
Issuance of 500,000 units at $1.00 (Note 1(c))	500,000	500,000
Recapitalization as a result of the RTO (Note 1(b))	-	(660,821)
Share capital of CRS outstanding at December 31, 2002	-	2,445,402

Pro-forma capital stock at December 31, 2002	9,456,201	$3,405,705

Subsequent to December 31, 2002, CRS received $600,000 for shares that had been subscribed and allotted before December 31, 2002.